SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 40-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [X]  ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended September 30, 2002
                        Commission File Number 0-23464


                               HUMMINGBIRD LTD.
            (Exact name of Registrant as specified in its charter)

         CANADA                              7372                   NOT APPLICABLE
 (Province or other Jurisdiction   (Primary Standard Industrial  (I.R.S. Employer
 of Incorporation or Organization)  Classification Code Number)  Identification No..)

                                1 SPARKS AVENUE
                          NORTH YORK, ONTARIO, CANADA
                                    M2H 2W1
                                (416) 496-2200
  (Address and telephone number of Registrants' principal executive offices)

                             HUMMINGBIRD USA INC.
                             480 SAN ANTONIO ROAD
                                   SUITE 100
                        MOUNTAIN VIEW, CALIFORNIA 94040
                                (650) 917-7300
           (Name, address (including zip code) and telephone number
       (including area code) of agent for service in the United States)


                        Securities registered or to be
               registered pursuant to Section 12(b) of the Act.

                                     None

                        Securities registered or to be
               registered pursuant to Section 12(g) of the Act.

Title of each class:                  Name of each exchange on which registered:
Common Shares, No Par Value           The Toronto Stock Exchange
                                      The Nasdaq Stock Market

                   Securities for which there is a reporting
               obligation pursuant to Section 15(d) of the Act.

                                     None

                     For annual reports, indicate by check
                  mark the information filed with this Form:

   [X] Annual information form       [X] Audited annual financial statements

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

                  The Registrant had 18,307,438 Common Shares
                     outstanding as at September 30, 2002

          Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

        Yes       82-                                  No      X
            ----      ----                                   ----
 Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

        Yes  X                                         No
            ----                                             ----

                   DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:    Annual Information Form for the year ended September 30,
                   2002.

Document No. 2:    Audited Consolidated Financial Statements for the financial year ended September 30, 2002, prepared in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles (note 14)

Document No. 3:    Management's Discussion and Analysis of Financial Condition
                   and Results of Operations for the year ended September 30, 2002.

                                                                Document No. 1

                            HUMMINGBIRD LTD.

                        Annual Information Form

                           February 17, 2003

              For the Fiscal Year Ended September 30, 2002

                            HUMMINGBIRD LTD.

                        Annual Information Form
                           February 17, 2003


Table of Contents

Incorporation                                                        2
General Development of the Business                                  2
Description of the Business                                          5
   Hummingbird Enterprise(TM) Industry Background                    5
   Hummingbird Connectivity(TM)Industry Background                  10
   Company Strategy                                                 11
   Products                                                         15
   Professional Services and Training                               21
   Service and Support                                              21
   Sales, Marketing and Distribution                                22
   Product Development                                              25
   Competition                                                      27
   Proprietary Technology                                           30
   Employees                                                        30
   Manufacturing and Facilities                                     30
   Trademarks                                                       31
Selected Consolidated Financial Information                         32
Dividends                                                           36
Management's Discussion and Analysis                                36
Market for Securities                                               36
Directors and Officers                                              36
Additional Information                                              39
Glossary of Technical Terms                                         40

Certain terms used in this Annual Information Form are defined in the Glossary of Technical Terms. Unless otherwise noted, all amounts are in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

The information given herein is as at September 30, 2002.

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Incorporation

Hummingbird Ltd. ("Hummingbird" or the "Company") was incorporated under the Canada Business Corporations Act on September 27, 1984 as 135748 Canada Inc. Its corporate name was changed to Voiceterm Inc. on December 12, 1984, to Hummingbird Communications Ltd. on February 20, 1985, and to Hummingbird Ltd. on March 31, 2000. On June 4, 1985, the articles of the Company were amended to convert all outstanding Class A Shares into Common Shares and to cancel all authorized and unissued Class B Shares. On September 3, 1985, the Company was amalgamated with 141881 Canada Limited and continued under the name Hummingbird Communications Ltd. On January 13, 1987, the articles were amended to create an unlimited number of Special Shares, an unlimited number of Preferred Shares issuable in series and Redeemable Retractable Preferred Shares Series A. On March 10, 1993, the articles were further amended to create Redeemable Retractable Preferred Shares Series B and on July 9, 1993 and July 30, 1993, the articles were further amended to provide for articles appropriate for a public company and to subdivide the issued and outstanding Common Shares and Special Shares.

In the period from 1995 to 1998, the Company acquired Common Ground Software, Inc. (a California corporation), Beame & Whiteside Software, Inc. (a Delaware corporation), Andyne Computing Limited (an Ontario corporation) and Datenrevision (a German corporation), as well as acquiring from McGill University and PolarSoft Inc. all rights to their products, HostExplorer TN3270 and TN5250, and all intellectual property and goodwill associated therewith.

In 1999, Hummingbird acquired Leonard's Logic SA (a French corporation) and PC DOCS Group International Inc. (an Ontario corporation), as well as all rights to Financial Frameworks, a software solution for the financial services industry from Context, Inc. (a New York corporation). Later in 1999, Hummingbird disposed of its interest in Datenrevision and on October 1, 1999, PC DOCS Group International Inc. was amalgamated with Hummingbird.

In 2000, the Company acquired certain assets of Diamond Head Software, Inc., including its imaging software products.

In 2001, the Company acquired PeopleDoc Limited (a UK corporation) specializing in software used to create secure, Web-based collaborative environments in which projects can be managed across the extended enterprise.


General Development of the Business

The Company is a computer software development company that designs, manufactures and markets enterprise software solutions that fall into two principal product families: (i) Hummingbird Connectivity(TM) (formerly known as Host Access and Network Connectivity), and (ii) Hummingbird Enterprise(TM) (formerly known as Enterprise Information Portal Solutions). Hummingbird Enterprise(TM) is comprised of Hummingbird's solutions for document, knowledge and content management, collaboration, data integration, business intelligence, and enterprise portals.

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The Company was founded in 1984 as a consulting firm that designed voice-data integration and micro-to-mainframe communication products. . In 1989, the Company entered the PC X server market with its first product, the DOS-based HCL-Exceed(TM). In January 1991, the Company introduced its Windows-based product, HCL-Exceed(TM)/W, and by the end of 1991, the Company had established itself as the market share leader among PC X server software vendors. Since 1991, the Company has continued to enhance the Exceed(TM) product line, introducing new Exceed(TM) products for all PC operating systems, and developing many other features and functions. Exceed(TM) is part of the Hummingbird Connectivity(TM) product family.

As part of the Company's strategy to expand its product offerings, in 1995 the Company acquired Beame & Whiteside, a developer of NFS products, and re-launched these products under the NFS Maestro brand. In 1997 the Company acquired from McGill University and PolarSoft Inc. all rights to their product, HostExplorer(TM) TN3270 and TN5250 terminal emulation. The Company has continued to develop these acquired technologies, releasing numerous upgrades and enhancements to both the NFS Maestro(TM) and HostExplorer(TM) product lines. These products are part of the Hummingbird Connectivity(TM) family.

In 1998, the Company acquired Andyne, which developed, marketed and supported a line of business intelligence software. Andyne's integrated decision support products included Andyne GQL, GQL Reports and PaBLO. These products exploited client/server computing technology to provide powerful access and analysis by end users of database information stored on server computers. During the second and third quarters of 1998, the Company upgraded these products and introduced its first business intelligence product offering based on those core products: BI/Broker, BI/Query, BI/Web, and BI/Analyze. In 1999 the Company began selling these products as an integrated suite called BI/Suite(TM), and continues to maintain and enhance this integrated business intelligence solution. In February 2002, BI/Suite(TM) was renamed Hummingbird BI (TM) and is part of the Hummingbird Enterprise(TM) family of products.

In April 1998 the Company acquired the Germany-based software consulting and distribution company, Datenrevision. The privately held company specialized in software consulting in the areas of client/server development and data warehousing projects. The Company sold its Datenrevision subsidiary to gedas GmbH of Germany, effective September 1, 1999.

In March 1999, the Company acquired Leonard's Logic SA, a France-based software company which made Genio, a data transformation and exchange tool that facilitates the flow of information through corporate decision support systems, including data marts, data warehouses and OLAP (on-line analytical processing) environments. Leonard's Logic was based in Paris, France, and had offices in Europe and North America. The Genio product was renamed Hummingbird ETL(TM) in February 2002 and is part of the Hummingbird Enterprise(TM) family of products.

In March 1999, the Company also acquired all rights to Financial Frameworks software technology and all intellectual property related thereto from Context, Inc. of New York. Financial Frameworks is a software solution specifically designed for risk management applications within the financial services industry.

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The Company believes that the combination of Hummingbird BI(TM), Hummingbird
ETL(TM) and other products in the Company's data integration and reporting line form a complete suite of tools for building data warehouses and data marts, performing integration between operational systems, and providing query and reporting functionality to empower knowledge workers for better-informed business decisions. The Company believes that the suite of software it now offers for the data integration and reporting markets is competitive to other solutions in this market, and anticipates that the combination of acquired technologies will result in increased market acceptance and deployment of these products, and thus far the Company believes it has received early acceptance in the marketplace.

In June 1999, the Company acquired PC DOCS Group International Inc., a publicly traded Ontario corporation. PC DOCS developed, marketed and supported object-oriented client/server and Internet Document Management and Knowledge Management systems for unstructured data. The Company has continued to enhance these product lines, and currently markets them as part of the Hummingbird Enterprise(TM) suite known as Hummingbird DM(TM) and Hummingbird KM(TM). The Company is also working to integrate this and other acquired technologies with the Company's internally developed portal framework to develop comprehensive software solutions for the management of all forms of structured and unstructured data. The Company launched the first solution in this area, Hummingbird EIP(TM) (now known as Hummingbird Portal(TM)), designed to provide customers with the ability to access and analyze and act on all relevant business information from various formats, sources and locations through a single Web browser-based user interface.

In February 2000, the Company acquired certain assets of Diamond Head Software, Inc., a developer of imaging and storage management products. These products are currently sold as add-ons to the Company's document and content management solutions.

In July 2001, the Company acquired PeopleDoc Limited, a private company based in Scotland. PeopleDoc specialized in the development of applications that support document and project-based collaboration across the Internet. The Company has integrated this technology into its Hummingbird Enterprise(TM) suite, and is marketed under the name Hummingbird Collaboration.

Hummingbird's products are sold and supported in over fifty countries around the world. The Company sells its products direct to major accounts, distributors, value-added resellers (VARs), systems integrators and original equipment manufacturers (OEMs). The Company's products are used in a wide range of industries, including aerospace/defense, state/provincial and federal government, manufacturing, automotive, petrochemical, banking and financial services, legal, telecommunications, utilities, health care, pharmaceutical and education. The Company's major customers include Alcatel, Bell Canada, Bell South Telecommunications, Texas Utilities, Seven-Eleven, Boeing, British Telecom Laboratories, Charles Schwab & Company, Chevron, EDS, the Federal Reserve Board, Ford Motor Company, General Electric, GTE Telephone Operations, Hewlett-Packard, IBM, Lucent Technologies, Merrill Lynch, NASA, Nortel Networks, Motorola, Proctor & Gamble, Reuters, Texas Instruments, the U.S. Federal Government and Wal-Mart. During fiscal 2002, no single end-user customer accounted for more than 1.8% of the Company's total revenues.

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Hummingbird is headquartered in Toronto, Canada and operates from forty offices located in Canada, the United States, Australia, Belgium, France, Germany, Italy, Japan, Korea, Mexico, Netherlands, Singapore, Sweden, Switzerland, and the United Kingdom. As at September 30, 2002, the Company employed 1,317 people.

Description of the Business

The Company develops and markets enterprise software applications that fall into two product families: Hummingbird Enterprise(TM) and Hummingbird Connectivity(TM). Hummingbird Enterprise(TM) (formerly known as Enterprise Information Portal Solutions) includes the Company's enterprise portal, document management, knowledge management, collaboration, business intelligence, and data integration technologies. Hummingbird Connectivity(TM) (formerly known as Host Access and Network Connectivity) includes the Company's legacy applications for accessing back office UNIX and mainframe applications from Windows desktops. The renaming of these product families occurred in February 2002 as part of a comprehensive rebranding initiative that was undertaken by the Company.


Hummingbird Enterprise(TM) Industry Background

The Hummingbird Enterprise(TM) product family includes the Company's enterprise portal, document management, knowledge management, collaboration, business intelligence, data integration and connectivity technologies. The following section describes the industry development for each of these products.

Enterprise Portal Industry Background

A portal is a browser-based system providing ubiquitous access to business related information in the same way that consumer portals are the gateway to the wealth of content on the Web.
The market for enterprise portals is relatively young. Web-based consumer portal sites such as Yahoo!, Excite, Lycos, and InfoSeek have changed the way people look for information on the Web, by providing a single point of access to satisfy their content searching needs.

A November 1998 report by Merrill Lynch on "Enterprise Information Portals"
(EIP) first defined the enterprise portal market. The report described an EIP as an application to "enable companies to unlock internally and externally stored information, and provide users a single gateway to personalized information needed to make informed business decisions." According to the report, the market for EIP solutions was defined as a consolidation of the following markets:

         o  Document management
         o  Content management
         o  Collaboration
         o  Knowledge management
         o  Business intelligence
         o  Data warehousing

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This theme has been echoed in a number of subsequent reports by both investment and technology industry analysts, including a comprehensive portal industry survey published by UK-based Ovum in November 2001.

Portals offer the benefits of a consumer portal in a business context to achieve competitive advantage. Enterprises, quick to recognize the success of Internet portals, were excited by the possibilities of this technology, and many have begun implementations of their own portals. However, these enterprises soon realized the Yahoo! model, while sufficient for Web-based/HTML information, is not sufficient for corporate portals. Companies typically have many more information repositories than just inter/intranets, including e-mail, groupware, document management systems, and line of business applications. To create a true portal solution, enterprises need to ensure access to all the information, across the entire enterprise infrastructure.

The rise of Enterprise Resource Planning (ERP) applications and the proliferation of disparate computing systems in corporate environments has caused an exponential increase in the amount of digital data and information (transactional data, documents, digital files, e-mail, video and audio files, etc.) being stored. There is a wealth of information buried in company databases, file servers and desktops. Additionally, the Internet has flooded corporations with information at an astonishing pace and from a dizzying array of sources. Yet cross enterprise access to this information has been difficult if not impossible to accomplish. The power of portal solutions lies in the fact that from a single gateway, users are able to find, extract and analyze business information from all of the sources available to them.

The market for portals is driven by the fact that all organizations are challenged to become more nimble and responsive in order to thrive in this dynamic world. Enterprises are under immense pressure to rise to the new challenges and opportunities of today's Internet-paced economy. With vast information sources to manage, higher customer expectations and shifting work teams, individual employees need access to relevant, personalized content - in the appropriate context - to make fast, accurate and informed decisions.

During fiscal 2000 and 2001 the Company's go-to-market strategy was to lead primarily with its portal offering. As the market has evolved, however, the Company's other information management technologies have proven to be significant competitive differentiators. Accordingly, in February 2002, the Company launched a new brand identity that streamlined its product naming conventions and emphasizes its full range of technologies in a more balanced approach. This move is expected to leverage measures taken at the beginning of fiscal 2001 to integrate and cross-train individual product sales forces.

Hummingbird Portal(TM) (formerly known as Hummingbird EIP(TM)) is the Company's flagship offering in the enterprise portal marketplace. Recent and future enhancements of Hummingbird Portal(TM) are focused on increasing the extent of integration between the framework and the Company's document management, knowledge management, collaboration, business intelligence and extract, transform and load (ETL) solutions. The Company maintains an open metadata strategy and publishes XML-based application programming interfaces
(APIs) for integrating additional applications into the Hummingbird Portal(TM) environment. Through this integrated approach, the products that form the Hummingbird Enterprise(TM) solution provide access to all business-critical information and resources, transforming information into intelligence.

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Document Management Systems Industry Background

In the mid-1980s, the computer industry underwent a significant transformation as PCs began to replace traditional minicomputer and mainframe systems that operated with closed proprietary software systems. This transformation has led to the proliferation of networked computing systems consisting of local and wide area networks that connect multiple PCs in one location and across multiple locations through powerful servers. As organizations began to shift their business-critical applications to PC networks, a need arose for sophisticated, open architecture software solutions that could operate in a client/server environment and across a variety of computing platforms. Concurrently with these changes in computing systems came the increasing market acceptance of structured query language (SQL) database technology and the widespread use of personal productivity applications such as word processing, spreadsheets and presentation graphics.

As the means of computing changed, the variety and use of both structured and unstructured data within organizations grew. Structured data, such as sales records, inventory data or accounting and billing information, is typically stored in tables in traditional database management systems. Unstructured data, such as word processing, spreadsheet, CAD drawings, image, graphics and multimedia files, is produced by a myriad of desktop and professional applications. Unstructured data typically exists in hard copy as well as in a multitude of electronic data types and file formats, and is believed to comprise approximately 80% of the content in the average enterprise. In a typical corporate environment, unstructured electronic documents are created, modified, distributed and stored using multiple software systems which run on a variety of different platforms that may be geographically dispersed, with little compatibility or data sharing capability between systems.

In recent years, the Internet has emerged as an increasingly important medium for communications and information publishing. The Internet and the Web have dramatically increased the volumes of unstructured information available in organizations today. As well, Internet technologies are having a significant influence on the configuration of network computing environments as organizations are increasingly adopting private "intranets" based on Internet data formats and communications technologies to connect geographically dispersed networks and information repositories.

Many organizations have begun to recognize that a competitive advantage can be gained from the more effective use of available information, in particular, by the rapid searching of text or other unstructured information contained in internal or external databases, including through the Internet.

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The proliferation of relational database management systems enabled the effective management of much of the structured data within large organizations. However, these systems are not designed to manage the complexity and variety of unstructured data, resulting in inefficiencies in document-related processes that hamper productivity at the individual, team, department and enterprise levels. Without an effective means of searching for and reusing unstructured enterprise information, individuals are often forced to recreate documents, duplicating effort and increasing the risk of error and inconsistency. As a result, individuals are spending a disproportionate amount of their time locating, assembling, processing and duplicating data rather than engaging in more productive activities. In addition, today's PC users often work in collaborative teams that are geographically dispersed, creating additional opportunities for errors to occur.

Enterprise Document Management - Enterprise Document Management (EDM) technologies have emerged in order to resolve these problems. EDM systems provide a means to store, easily locate and retrieve document-based information throughout the document's life cycle. An effective document management system must be able to operate in a heterogeneous computing environment, permit users to collaborate and contribute information across enterprise and geographic boundaries and be flexible enough to adapt to emerging hardware and software platforms, including the Internet and intranets. In addition, the ability to create libraries for secure document access and retrieval based on a variety of criteria, to maintain a record of user activity and to control multiple document versions is essential. While a number of technology suppliers have developed proprietary software systems to address these challenges, many of these solutions serve only single applications (for example, word processing) and individual environments (for example, a single network operating system) and therefore do not address enterprise-wide concerns.

Hummingbird's core offering in the EDM space is Hummingbird DM(TM), a web-based application that performs all of the key functions required of enterprise document management. Acquired through the purchase of PC DOCS in 1999, the technology was previously known as the DOCS family of products, including DOCS Open, CyberDOCS, PowerDOCS and DOCSFusion.

A number of complementary technology markets have emerged to provide higher orders of value to unstructured information residing in EDM systems. These are discussed below.

Knowledge Management - Knowledge Management (KM) software builds a comprehensive index of all terms that appear in documents, which can then be searched in their original format for relevant information. Unlike traditional database management systems, KM software does not require information to be rigorously structured before it is stored and later accessed. KM technology provides an effective mechanism for retrieving documents based on their content without needing to know where specifically on an organization's networks they may be physically stored.

Hummingbird's core offering in the KM space is Hummingbird KM(TM), a robust application that provides a wide range of search and categorization functionality. Acquired through the purchase of PC DOCS in 1999, the technology was formerly known as the Fulcrum family of products, specifically SearchServer(TM) and Knowledge Server(TM).

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Collaboration - As awareness of the value of enterprise knowledge increases, organizations are becoming increasingly interested in capturing information that resides outside traditional systems. Specifically, a strategy document is typically kept in an EDM system, isolated from the e-mail comments that chronicle its evolution. This problem has been compounded by the fact that workers are increasingly decentralized and mobile. Collaboration software captures the interactions between groups of users, in the context of the projects to which they relate, so that the information revealed in their exchanges can be leveraged in subsequent activities. Hummingbird's core offering in this space is Hummingbird Collaboration(TM). Acquired with the purchase of PeopleDoc in 2001, the technology was previously known PD Accord(TM).

Records Management - Records Management (RM) is a wide-ranging discipline that extends the functionality of DM systems to enable the management and categorization of electronic records. RM includes features that govern the filing, movement and disposal of enterprise records that are instrumental in managing the entire life cycle of enterprise content. Hummingbird's core offering in the RM space is Hummingbird RM(TM).

Data Integration and Reporting Industry Background

Companies today recognize that in order to remain competitive they require solutions that leverage their data assets. The market, sometimes also referred to as the "data analysis market" encompasses three main areas: data warehousing (framing and unifying multiple data sources in a coherent information repository); data exchange (transforming and exchanging information between disparate enterprise applications to achieve consistency between operational systems); and, query and reporting (user-driven multidimensional querying, reporting, manipulating and exploring data to discover and analyze trends and patterns).

The demand for data integration and reporting technologies has surged in recent times, driven by the general business climate for increased competition. Companies in nearly every industry are looking to improve their time-to-market, customer services, and operational processes by utilizing more effectively and quickly the vast amounts of data they have acquired and in which they have invested. In essence, data integration and reporting software allows companies to transform information into knowledge, enabling fast and informed business decisions. In addition, there is an ongoing trend toward decisions being made at lower levels of many organizations. Data integration and reporting software equips employees at all organizational levels with decision support tools that reduce training time and that are tailored to their environments.

An important trend in the data integration and reporting market is fat-client versus thin-client technology. Today, there is a trend toward thin-client technology (where the bulk of processing is performed at the server level rather than the client), providing a multitude of operational benefits for the enterprise and the user. The Company's data integration and reporting products, Hummingbird BI(TM) and Hummingbird ETL(TM), capitalize on this trend, utilizing the same content, security, and user profiles as well as centralized administration for both fat and thin clients from a single server.

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One of the major challenges facing the data analysis market today is scalability. As increasing numbers and varieties of applications are deployed across enterprises, the need for scalable decision support systems has grown, and will continue to grow. The Company believes that its expertise in scalable network connectivity solutions gives it a strong competitive advantage in its ongoing efforts to develop and enhance the scalability of its data integration and reporting solutions.

Hummingbird Connectivity(TM) Industry Background

Organizations are increasingly integrating their computing resources into enterprise-wide networks of personal computers, workstations, minicomputers and mainframes. The integration of these enterprise-wide resources enhances productivity by enabling users to communicate with each other, and to share data and applications throughout the entire organization and offers price and performance advantages over mainframe and minicomputer only environments. Because users typically access the network through PC desktops, a need has developed for high performance, reliable networking software to enable PCs to access the diverse and otherwise incompatible resources available on the network. This shift to network computing has been facilitated by the emergence and proliferation of certain open standards, including the X Window System, TCP/IP, NFS, terminal emulation protocols, Web-based technology (HTTP) and others.

X Windows and X Servers

During the 1990s X Windows grew in popularity largely due to the increased deployment of the UNIX operating system in client/server environments. Although X Windows was designed as a universal network-based graphics and windowing system and is commonly used for applications on Digital VMS, IBM mainframe and other operating systems, its most significant application is in UNIX environments. X Windows has assisted in the expansion of the UNIX market by providing an industry-standard network windowing solution for UNIX, utilizing an intuitive graphical user interface. The X Window protocol is currently at version X11R6.6. "Broadway" is an extension the X protocol, which allows Broadway-enabled browsers and companion X servers to provide remote access to interactive Windows and UNIX applications through the Internet.

Today, virtually all UNIX systems are shipped with X Windows bundled in. PC X server software was introduced in 1988 to enable PCs to display X Windows applications. PC X server software became accepted as an attractive means of enabling PC users to obtain access to X applications on a network, while still permitting local desktop DOS or Windows application processing. With the proliferation of more powerful Pentium-based PCs, PC X server software has evolved to deliver higher performance at significantly lower incremental cost.

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PC X servers have now evolved to become a vital component of PC networking, offering a wide variety of connectivity and administrative features. The functionality of PC X server products has increased significantly as user requirements have become more sophisticated. Today, PC X server products deliver a highly functional suite of networking utilities and services, including file and print services, various terminal emulations, security tools, network management abilities, and other integrated applications. A PC running PC X server software can simultaneously display multiple X applications and local PC applications in separate windows, enabling the user to copy and paste data, text and graphics from one window to another. This allows the transfer of information among otherwise incompatible computer environments. Since the graphical user interfaces of Windows and OSF/Motif, the most commonly used window manager in the X Windows environment, are similar in look and feel, users can switch easily from Windows applications to X applications.

The Company believes that the historical growth in the PC X server market is attributable primarily to the large installed base of PCs networked via the TCP/IP protocol. TCP/IP is the most commonly used protocol both for open inter-connectivity among disparate networks and for X Windows networking. Over the years, the proliferation of UNIX workstations and the increased number of X-compliant applications also drove the growth in the PC X server market; however, since a PC running PC X server software can simultaneously display multiple X applications these drivers have diminished in importance. Going forward, demand for X Windows applications is being driven primarily by increases in the number of end-users using the applications. Demand for PC X software declined during 2001 as large enterprises laid off large numbers of workers in reaction to the slowing economy.

International Data Corporation (IDC), a market analyst research company, reported that the PC X server market in calendar year 1999 was valued at US $124.4 million. It estimated that the Company's flagship connectivity product, Exceed(TM) held a worldwide share of this market of over 71%. The Company has been the market share leader since 1991. In 1999, the Company's closest competitor had a 20% share of the market. IDC discontinued its coverage of the PC X server market in 2000 and thus, market size figures have not been available for the last two years. However, the Company believes that its market share remains relatively consistent with the IDC figures reported above.

There can be no assurance that the Company's market share will remain at this level in the future.

Company Strategy

The Company's principal business strategy is to develop and deliver enterprise software solutions that maximize the value of enterprise information and resources by enabling users to efficiently access the information they need, and empowering them to act on it swiftly. The Company embarked on this strategy in late 1999 in response to an industry trend toward convergence among certain segments of the enterprise software market. Customers increasingly demanding end-to-end solutions to their information management problems have driven this convergence in large measure. The Company has responded to this trend by moving decisively to develop, market and sell integrated enterprise software solutions, rather than marketing a broad array of individual products as it did previously.

Studies by renowned Stern School of Business Professor Baruch Lev have quantified the role of intangible assets in the creation of enterprise value. One such study found that investments in intangible assets generate a return on investment eight times greater than similar investments in tangible assets such as plant and equipment.1 A second study demonstrates that the capital markets acknowledge this value by awarding six out of seven dollars of market capitalization to attributes that are not recognized in financial statements.2

Value creation lies in how companies can manage and protect their intellectual capital - their collective wisdom, best practices and privileged relationships with customers, suppliers and partners. The challenge faced by organizations is how to effectively capture, manage and leverage such enormously valuable assets and transform them into actionable knowledge.

Hummingbird's mission is to develop software that provides a 360-degree view of enterprise content, thus Transforming Information into Intelligence(TM). This mission is grounded in the conviction that the management of intangible assets requires integrated applications that encompass the management and analysis of corporate information regardless of location and format. To this end, Hummingbird offers an enterprise-wide virtual work environment with modules that empower our customers to access, find, analyze, manage and collaborate on both structured and unstructured business content in a wide variety of formats, languages and platforms.

"Structured" data is defined as information organized in databases with clearly defined fields, columns and rows. Examples of structured data include sales records, accounting records, customer profiles, transaction records, bills of materials, marketing databases and inventory records.

"Unstructured" data is defined as business-critical information stored in word-processing documents, spreadsheets, presentation graphics, Internet/intranet pages, CAD drawings, multimedia audio/video clips, electronic mail messages and electronic facsimile documents. The need to provide users with integrated access to all forms and sources of both structured and unstructured data is driving the growth of the Enterprise Information Portals market.

The execution of Hummingbird's strategy depends on operational initiatives within every aspect of the Company. First, maintaining the technological leadership necessary to compete in the rapidly evolving enterprise software market necessitates ongoing investments in research and development. Equally important to the Company's overall success are a compelling marketing program, the maintenance and training of a global direct sales force, and the ability to offer professional services, maintenance and support to a growing customer base. Partnerships and strategic alliances are made where appropriate to extend the Company's bandwidth in any of these business drivers. All of these groups are supported by an ongoing focus on corporate infrastructure.


--------
1 Baruch Lev, Intangibles, Report to the Brookings Institution, December 1999. 2 Baruch Lev, Knowledge and Shareholder Value, January 2000.

The Company focuses its research and development resources on the advancement of enterprise software technology in the areas of enterprise portals, document management, knowledge management, collaboration, data integration, business intelligence, and connectivity. The Company's long-standing leadership in the connectivity market and strategic acquisitions in other areas have allowed it to build a large and diverse global customer base, facilitating cross-pollination of all areas of the Company's business.

The Company's specific strategies to achieve its overall corporate objectives are as follows:

Maintain Technological Leadership

The Company believes that its success to date has resulted largely from its technological innovation and leadership in the PC X server industry. The Company was the first to offer PC X server products for both DOS and Windows and the first to offer many product features and advancements. The Company strives to continue to be the first to release products implementing new features and that support new operating systems, protocols, and user environments and to add new, innovative features that improve the functionality, performance, reliability and compatibility of all of its products.

As part of its business strategy to broaden its product and technology offering, and to provide a wide range of enterprise networking capabilities, the Company continues to develop and acquire additional products and technologies. In fiscal 1995, the Company added the NFS Maestro line of products to its existing product portfolio by acquiring Beame & Whiteside Software, Inc. In fiscal 1997, the Company acquired from McGill University and PolarSoft Inc. the HostExplorer TN3270 and TN5250 terminal emulation software, enhancing its connectivity product offering further. On-going product and technology development is focused on existing product upgrades and enhancements, and new product introductions.

On January 5, 1998, the Company acquired Andyne Computing Limited, a leading provider of decision support client software (business intelligence), pursuant to a plan of arrangement. All of these products provide innovative features for enterprise users and were designed in response to customer and overall market demand.

Following the acquisition of Andyne, the Company had already extended its expertise and competitive standing in the access, management and analysis of structured data through data warehousing and business intelligence technologies. In fiscal 1999, the Company enhanced its presence in this area through the acquisition of Leonard's Logic, bringing the sophisticated Genio data transformation and integration products into the Company's portfolio.

During fiscal 1999, the Company acquired PC DOCS, an established leader in the field of unstructured data management. The Company has continued to develop the PC DOCS' software products for the document, knowledge and content management markets, and believes that the combination of the two companies afforded an expanded sales and marketing channel for the products of both companies.

During fiscal 2001, the Company acquired PeopleDoc Limited, a company specializing in the development of project-based collaboration software. The Company believes that the technology purchased through this acquisition fulfills a significant and growing requirement of its customer base to capture and leverage the corporate knowledge created through interactions between workers. This technology has been integrated with the Company's document management and portal offerings and is proving to be a significant competitive differentiator for its offerings in both market segments.

Now part of the Hummingbird Enterprise(TM) suite, the acquisitions of PeopleDoc, PC DOCS, Leonard's Logic and Andyne have allowed the Company to respond quickly to the growing need for integrated information management solutions. The internally developed portal product combines elements from each component of the Company's technology portfolio. It remains an ongoing priority of the Company's research and development efforts to enhance the extent of integration between Hummingbird Portal(TM) and its other applications.

In addition, the Company continues to research and monitor new markets that provide for high potential levels of growth, and further acquisition opportunities that may enhance its technology offering, professional services capability and overall competitive standing in its markets.

Leverage Distribution Channels

The Company believes that its highly effective distribution channel is important to its leadership in all of its markets. The Company sells its products through a direct sales organization and through a select group of specialized distributors and resellers. This sales organization is focused on sales to strategic large accounts and the support of distributors and resellers. Because the Company's products contribute a substantial portion of revenue to many of its distributors and resellers, the Company believes that these distributors and resellers are highly focused on sales of the Company's products. Accordingly, the Company believes that its distribution channels represent an important competitive advantage. The Company intends to strengthen its direct and indirect distribution channels in selected markets, while continuing to focus on enhancing the productivity of its existing distribution network.

Focus on Customer Support

The Company seeks to provide a high level of customer service and support. The Company believes that its experience in solving customer problems, together with the technical expertise of its support personnel, combine to differentiate the Company from its competitors and constitutes a competitive advantage. The Company also believes that its extensive experience in servicing its large customer base has assisted the Company in developing, over time, a robust and stable product line.

Broaden Target Market

The primary objective of the Company is to be a leader in the enterprise software solutions market. With its initial, highly successful PC X server products, Hummingbird has established a dominant share in this market segment. The Company has extended the scope of its offerings beyond PC X servers to a broader enterprise software market that includes the EIP market, the document and content management market and the data integration and reporting market. By utilizing its distribution network and leveraging its large installed base, the Company intends to increase the use, acceptance and thus, market share of all of its products. Over time, the Company intends to offer further enterprise software solutions through both internally developed and, potentially, acquired products and technologies.

Products

Hummingbird develops and markets industry leading enterprise applications that fall into two product families: Hummingbird Enterprise(TM) and Hummingbird Connectivity(TM).

Hummingbird Enterprise(TM) Product Family

Enterprise Portal Products

The cornerstone of the Company's Hummingbird Enterprise(TM) product family is Hummingbird Portal(TM), formerly know as Hummingbird EIP(TM) before the rebranding and the unveiling of version 5.0 in February 2002. Hummingbird Portal(TM) is a fully customizable web-based environment that enables access to structured data (in databases) and unstructured data (in email, documents, presentations and other files). As such, the portal provides a single point of access to the vast amount of information stored across the enterprise. When bundled with Hummingbird's proven solutions for document, knowledge and content management, as well as collaboration, business intelligence and data integration, users are further empowered to act on this information.

The latest release, version 5.0, features a user interface that is standardized with all of the Company's other products and features tighter/better integration with other components of the Hummingbird Enterprise(TM) suite, creating additional benefits for customers who purchase multiple components of the Hummingbird Enterprise(TM).

Document and Content Management Products

The bulk of the Company's document management installed base is in the client/server version of its product, known as DOCS Open(R). The software enables organizations to organize, access and share unstructured electronic data across an enterprise, including on multiple hardware, operating systems and database platforms. DOCS Open(R) is integrated with many commonly used desktop applications, including those offered by Microsoft, Lotus Development Corporation, a division of IBM Corporation ("Lotus") and WordPerfect, a division of Corel Corporation Limited. Additionally, the product's open architecture enables it to operate on popular network operating systems, including Microsoft, Novell and Banyan, and to support the leading SQL databases including Oracle, Sybase and Microsoft SQL Server.

The emergence of the Internet has brought organizations' networking and electronic document management needs to the forefront. Organizations are being challenged to find ways to take advantage of the near universal access to document-based information that the Web provides. In addition, Internet technologies deployed within corporate computing environments ("intranets") have provided a new framework for the cost-effective deployment of information systems and related applications.

In recent years, the Company has focused on the development of an expanded product architecture that integrates Web-based document management into the current client/server environment. The DOCSFusion(R) Server, released in December 1997, is based on a server-centric, thin-client architecture. DOCSFusion(R) Server is the first in a line of server-based products from the Company that will integrate the DOCS Open document management architecture with additional applications running on both servers and clients. The Company believes that by delivering products based on the DOCSFusion(R) platform, that are easier to install, to use, to deploy and to support in a corporate Intranet environment, it now has an opportunity to reach a broader market and deliver products in higher volume.

The first client interface to the DOCSFusion(R) Server, PowerDOCS(R), delivers full document management functionality over an intranet or extranet. PowerDOCS(R) includes functionality such as: check-in/check-out, searching across multiple repositories, audit history, document creation and full customization capabilities. This was followed by CyberDOCS(R), a thin Windows client for DOCSFusion(R), which facilitates deployment and minimal end-user training by operating with an intuitive browser-based user interface. With DOCSFusion(R) Server and its PowerDOCS(R) (fat) and CyberDOCS(R) (thin) Windows-based clients, users can choose multiple points of entry to corporate documents. As a result, users have access to the same document repository whether they are using DOCS Open(R) or any Web browser running CyberDOCS(R) or PowerDOCS(R).

DOCS Open(R) 3.9.5, released in 2001, and DOCSFusion(R) 4.0.0, released in 2002, providing enterprise-wide scalability and enabling users to share, manage and control documents within an organization, across divisional and geographical borders. DOCS Open(R) 3.9.5 is a 32-bit product designed specifically for Windows 95/98/2000 and NT/XP desktops. DOCSFusion(R) 4.0.0 centralizes the full range of DOCS Open(R) features at the application server level and enables powerful document management seamlessly across a mix of different client environments - from Windows PC's to Web-browsers. DOCSFusion(R) 4.0.0 is a high-performance, stateless server process for Windows NT/XP servers, featuring DCOM connectivity, a fault tolerant architecture, configurable SQL connection pooling, server side caching, simultaneous multi-repository searching and many other advanced features.

A major objective of the Company's document management research and development efforts in fiscal 2001 were to integrate the CyberDOCS(R) and PowerDOCS(R) clients for its DOCSFusion(R) server in an effort to provide customers with the best possible functionality in a thin client that is easy to deploy and maintain. This is the first release to reflect the rationalized brand architecture unveiled in February 2002, and bears the name Hummingbird DM(TM) 5.0. This release features a significantly modernized user interface that will be standardized across the Company's entire product portfolio. With Hummingbird DM(TM) 5.0, users will be able to choose from a variety of client interface options, including a Microsoft Outlook interface, a Microsoft Explorer interface, and a Webtop. In addition, users can take advantage of exposed DM functionality in desktop authoring tools such as Microsoft Office.

The Company has also introduced a group of complementary add-ons designed to build upon the core functionality of the Company's document management offering. These features include:

Search - This capability is based on a document "profile" containing a variety of customizable information fields which describe the key attributes of each document, including: name, author, document type, creation date, security classification and others. Document searches may incorporate these attributes, as well as words contained within the document itself, known as full text searching. This full text searching functionality is bundled with the core document management offering, and is also sold separately under the product name, Hummingbird KM(TM), where it is augmented to deliver a number of value-added knowledge management capabilities. This product is described in detail in the next section.

Records Management (RM) - allows full records management capabilities within the familiar document management interface, including: additional security, fields for file, movement and disposal information, and the ability to track email messages as records. This technology is compliant with the US, Canadian and a number of other federal regulatory standards, most notably U.S. Department of Defense RM standard DoD 5015.2.

Development Kit (DDK) - Enables developers and system integrators to build customized applications for the Company's document management offering with an object-oriented tool set.

Imaging - Enables users to integrate and manage scanned documents, faxes, OCR text, and other electronic images on their network.

DM Workflow: Enables users to logically route documents for review and approval, incorporating comments and providing status checks.

Knowledge Management Products

During fiscal 2001, the Company pursued active development and marketing of two knowledge management products, Fulcrum SearchServer and Fulcrum KnowledgeServer. A major priority of the Company's research and development activity for fiscal 2002 was to merge the functionality within these two products under the new brand, Hummingbird KM(TM).

SearchServer(TM) is a high performance indexing, search and retrieval engine. The product allows MIS departments and third party developers to build a wide variety of indexing and retrieval applications that are easy to use. These applications include customer service, corporate publishing, regulatory submissions and litigation support. These solutions may take advantage of the Company's Intuitive Searching feature, which enables end-users to search for and retrieve information in a natural and instinctive way using words, phrases and representative passages of text. In addition to being sold directly to customers and being bundled with the Company's document management and portal offerings, the product is OEMed by a number of other software vendors. Version
5.0 of the product was released in fiscal 2001, featuring improved search performance, additional language support, and enhanced application control.

Fulcrum KnowledgeServer(TM) ties together information stored in diverse repositories and formats such as Microsoft Exchange Server, Lotus Notes, websites, file systems, document management systems, databases, and more. These sources are gathered together into a common information model called a Knowledge Map, which presents diverse information sources as a logical, unified folder hierarchy. The Knowledge Map can be customized for the enterprise presenting a logical "business view" of all available information, insulating users from the need to concern themselves with the physical location or access requirements of individual data sources. Users can also create personalized views of the various information sources by creating personal folders that match their own areas of responsibility. Version 4.1 of the product was released in fiscal 2001, featuring additional advanced administration options, enhanced search and index services, and improved scalability through multi-server deployments.

The Company's products in the Knowledge Management (KM) market are available on many different hardware platforms and operating systems, including Windows 95/98/2000, Windows NT/XP and a wide variety of UNIX-based systems. The Company's software supports the development of applications employing many graphical user interfaces such as Windows and OSF/Motif.

Collaboration Products

In July 2001 the Company acquired PeopleDoc Limited, located in Scotland, which specialized in the development of collaboration technology. The primary asset purchased was an application called PD Accord, which provides a collaborative framework through which users across the extended enterprise can organize and archive documents, discussion threads and other content in a flexible, secure project-based workspace. The product has been integrated with the Company's document management and portal offerings to enhance its value as part of a complete information management solution. The product has been rebranded as Hummingbird Collaboration(TM) concurrent with the Company-wide rebranding effort that occurred in February 2002.

Data Integration Products

The Company believes that an important trend in the enterprise software market is the emerging importance of centralized data repositories. With the proliferation of different enterprise applications and decision support systems in many organizations, users are often challenged with the need to interpret multiple metadata definitions in order to arrive at a consolidated view of available information. The Company markets a family of data integration products that transform, cleanse, enrich and direct information across the entire spectrum of enterprise applications.

Hummingbird ETL(TM) (formerly known as Genio Suite(TM)) automates many data exchange tasks that normally require tedious programming, allowing information technology professionals to rapidly develop data transformation routines for a rapid return on investment. The application has a hub-and-spoke architecture that addresses both simple and complex data exchange processes within a procedure-driven graphical environment and allows organizations to design, deploy and maintain data transformation and exchange processes with great ease.

The Company released version 5.0 of Hummingbird ETL(TM) in fiscal 2002 that included such features as native connectivity to SAP, support for NCR Teradata's TPump loader, and expanded provisions for native mainframe connectivity.

Business Intelligence Products

The Company's business intelligence solutions allow non-technical end users to access, query, report, and analyze information stored in corporate data warehouses, data marts, and business applications. The Company's software enables end users to produce sophisticated reports and perform powerful queries and analyses using various tools. It shields the user from the complexities of the application, providing an intuitive querying technique resulting in greater ease of use and increased productivity.

Hummingbird BI(TM) (formerly known as BI/Suite(TM)) is a fully integrated, scalable business intelligence solution providing query, reporting, and on-line analytical processing (OLAP) functionality. The product enables desktop PC and Web-based users to access and analyze data in a wide variety of data sources, including: data marts and data warehouses, Enterprise Resource Planning (ERP) applications, Customer Relationship Management (CRM) applications, and other operational systems. Hummingbird BI(TM) 8.0, the most current version of the product, is made up of the following components:

         o BI/Analyze a desktop OLAP application for multidimensional analysis of corporate data;

         o  BI/Query, an enterprise query and reporting application;

         o BI/Server, an enterprise application server that provides security, scheduling, distribution, notification and centralized administration services; and

         o BI/Web, a thin-client solution that provides query, reporting and OLAP capabilities over the Web (included as part of the BI/Server product).

Hummingbird Connectivity(TM) Product Family

Exceed(TM) 8.0, the most recent version of the Company's flagship PC X server product, released in September 2002, brings X Windows capability from Unix, Linux and IBM Mainframe environments to traditional client desktops running Windows 95/98/2000 and Windows NT/XP. Exceed(TM) 8.0 now boasts compliance with Section 508 accessibility guidelines, and a variety of X Server functionalities.

In connection with its strategy to maintain technological leadership in the PC X server market, the Company also offers a range of PC-based software development tools. The Company's Exceed(TM) products incorporate X development tools that allow developers to write X-compliant applications which run on PCs with Windows 95/98/2000, Windows NT/XP, or which can be ported to other platforms, as well as 3D Open GL support in the Exceed(TM) 3D add-on product.

HostExplorer(TM) provides high-speed desktop connectivity to enterprise hosts, including IBM mainframe, AS/400 and UNIX systems. HostExplorer(TM) delivers all TN3270, TN3270E, TN5250, TN5250E, and Telnet terminal model types and runs with Windows NT/XP and Windows 95/98/2000 operating systems across corporate intranets and the Internet. HostExplorer(TM) provides an industry first with its unique direct Windows Explorer connectivity to host systems.

The NFS Maestro(TM) line provides file and print services solutions for mixed PC and UNIX environments. This technology allows users to access remote data in a familiar graphical Windows environment without having to understand UNIX, NFS commands or underlying network complexities. The NFS client provides quick access to file and print services on any NFS server throughout the network. In addition, the NFS client includes a suite of TCP/IP client applications that provide networking functions. The NFS server applications make local operating system resources available to other NFS clients throughout the enterprise. The Company shipped its first release of the NFS Maestro(TM) line in November 1995, as Version 5.0. The product line has undergone several product upgrades and enhancements and is currently shipping as Version 8.0

Exceed onDemand(TM), currently shipping in version 3.2, is the Company's core offering in the area of solutions that permit remote users to access back office applications, providing the full range of PC X Server functionality in an ultra-thin, two-tiered application that can be accessed through dial-up connections. Extremely light and fast, Exceed onDemand(TM) delivers seamless, reliable, secure, flexible, robust and cost-effective access from remote locations to the many types of computing platforms in an enterprise, including UNIX, Linux, VMS, X Window System, and IBM mainframes. The Company is seeing a growing opportunity in the market for OEMing this technology to other software vendors seeking to provide their customers with the ability to remotely access back office applications.

Hummingbird e-Gateway(TM) is the Company's dynamic HTML (DHTML) browser-based Web-to-Host solution that allows administrators to publish traditional or rejuvenated host applications and information for dial-up or remote users. Hummingbird e-Gateway(TM) allows enterprise information from IBM Mainframe, AS/400, Linux and UNIX hosts green screens to be published and viewed in custom, graphical screens. Hummingbird e-Gateway(TM) is fully portal-integrated, extending Hummingbird Portal(TM) to access business critical information and resources.

Hummingbird e-Toolkit(TM) is a comprehensive set of development tools for software and Web developers that includes G2G builder, Applet Builder and Test & Deploy Tool. Hummingbird e-Toolkit(TM) allows software and Web developers to re-engineer business processes by modernizing user interfaces, integrating multiple data sources, and simplifying the navigation of existing host applications. Hummingbird e-Toolkit(TM) reduces time to market for e-business solutions by extending the reach of an organization's business critical host information and applications to mobile or remote users customers and business partners without ever touching the host source code.

Professional Services and Training

The Company's Professional Services group forms a critical component of its integrated solution offering. The group is dedicated to helping customers and partners derive greater value from the Company's solutions in a timely fashion, thus maximizing the return they can generate on their technology investment. In addition to providing comprehensive, ongoing training courses, the Company's Professional Services group offers a wide range of customer services including: mix-and match programming services (integrating the company's products into existing corporate applications), building data models and reports, analyzing data and building data sources using the Company's analysis tools, and more. By providing a wealth of expertise in all aspects of the Company's technologies, the Professional Services group is able to offer customers guidance through every stage of implementing the Company's products. The Company employs 90 people in the area of professional services.

Service and Support

The Company provides customers with telephone and email access to its technical support staff. In addition, technical support staff often make on-site visits to customers. The Company's technical support engineers not only provide assistance in diagnosing problems, but also work closely with customers to address system integration issues and to assist in increasing the efficiency and productivity of their systems. The Company maintains in-house hardware platforms and host applications from numerous vendors, in order to permit compatibility testing during product development and replication of customer problems to assist in customer support. In addition, to be able to provide better global support to all of its customers, the Company offers local technical support from its European offices. The customer support staff consists of 139 employees.

The Company generally provides a 90-day service warranty for its products. To encourage customer upgrades, the Company notifies registered customers of new releases and offers upgrades at a discount to the suggested list price of the product. The Company seeks to incorporate into its products, features and functionality that are responsive to customer needs, including an easy to use installation facility and over-the-network installation and upgrade capability. Larger sales are site licenses under which customers may purchase an annual maintenance program, which entitles them to an automatic upgrade upon shipment of a new release.

The Company believes that its experience in solving customer problems together with the technical expertise of its support personnel, combine to differentiate the Company from its competitors and constitute a competitive advantage.

Sales, Marketing, and Distribution

As the market for enterprise software solutions continues to grow worldwide, the principal objectives of the Company's marketing strategy are to maintain its position as a recognized enterprise software leader and to enhance its position as a key provider of comprehensive software solutions for the management of enterprise information assets. The Company's marketing activities include participation in trade shows and conferences, nurturing relationships with key industry analyst firms, advertising, public relations and publication of technical articles.

The integrated marketing strategy the Company has pursued since the purchase of PC DOCS in mid-1999 continues to mature. A key component of the strategy was launched in February 2002 with the unveiling of new brand architecture. This initiative involved the renaming of all of the products in the Company's EIP Solutions product family to form an integrated brand message that will reinforce the Company's position as a provider of complete solutions. The names of the Company's legacy connectivity products have not changed. The current priority of this process is to leverage the Hummingbird brand to raise awareness in the marketplace of the Company's solutions.

The Company sells its products through a direct sales force that targets major multinational accounts, and a large and established network of distributors and resellers across North America, Europe, Australia and the rest of the world. As at September 30, 2002, the Company had 468 employees in sales and marketing. The Company believes that its highly effective distribution channels are important to its leadership in the enterprise software market.

The Company's direct sales force markets primarily to major accounts and educational institutions, performs telemarketing and supports distributors and resellers. Significant analysis of the customer's enterprise network and requirements may precede the sales proposal, requiring the involvement of the Company's technical support and system engineering personnel. These employees participate in the sales cycle by educating prospective customers on the advantages of enterprise information management solutions, and by assisting in system planning, configuration and integration.

Approximately two-thirds of the Company's direct sales force is dedicated to selling the technologies encompassed by the Hummingbird Enterprise(TM) product family. The remainder are dedicated to selling Hummingbird Connectivity(TM) product family. The Company completed an integration and expansion program for its direct sales force during fiscal 2001 that resulted in all Hummingbird Enterprise(TM) account executives being trained to sell the full range of products in the family. Specifically, this process included the integration of the Company's business intelligence, document management and data integration and reporting sales forces. The Company believes that this integration and cross-training effort was necessary to the effective execution of its integrated solution positioning in the marketplace, and positions the Company to benefit from the integrated marketing message launched in February 2002. The Hummingbird Connectivity(TM) sales force remains separate.

The Company has an extensive network of distributors and value-added resellers that are supported through education, training and customer assistance by the Company's experienced sales, marketing, systems engineering and technical support staff. Because the Company's products contribute a substantial portion of revenue for many of these distributors, the Company believes that these partners are highly focused on sales of the Company's products. Accordingly, the Company believes these channels represent an important competitive advantage. The Company intends to strengthen its direct and indirect distribution channels in selected markets, while continuing to focus on enhancing the productivity of its existing distribution network.

To date, the United States has been the Company's most important geographic market representing approximately 56% of its sales for fiscal 2002. Like other parts of the world, the Company sells its products in the United States through a combination of a direct sales force and a network of authorized distributors, resellers and systems integrators. In addition to addressing the U.S. market through its Toronto based headquarters, the Company maintains sales offices in several North American cities, including Ottawa, Ontario; Mountain View, California; Washington, D.C.; Raleigh, North Carolina; Burlington, Massachusetts; Tallahassee, Florida; Dallas, Texas; New York, New York; Los Angeles, California; and Chicago, Illinois. The Mountain View office primarily supports distributors, resellers and customers in Silicon Valley and on the U.S. west coast and coordinates public relations activities, focusing on United States trade publications. The Washington, D.C. office primarily supports the U.S. Federal government market. The New York office focuses primarily on the U.S. financial district market. The North Carolina office was acquired with the purchase of Beame & Whiteside and maintains sales and research and development teams that work in tandem with the Company's worldwide operations. The Ottawa and Burlington offices were acquired with the purchase of PC DOCS and maintain sales, marketing and technical support teams that focus on the Company's Portal and Document and Content Management products. All other North American offices focus on sales in their respective geographies and provide support for local resellers and distributors.

Sales activities outside of the United States are handled predominantly by way of indirect channels through accredited distributors and resellers in each country where products are sold. For fiscal 2002, sales in Canada represented approximately 8% of total sales, sales in Europe approximately 32% and sales in the rest of the world approximately 4%. The Company has resellers throughout Europe. The Company established a European sales office in Geneva, Switzerland in March 1992, and since that time has established offices in the United Kingdom, Germany, France, Sweden, Italy, Holland and Belgium. In the rest of the world, the Company has offices or arrangements with local resellers in Australia, Japan, South Korea, Hong Kong, Taiwan, Singapore, Malaysia, Thailand, Indonesia, India, China, Mexico, Venezuela, New Zealand and Israel.

The Company relies significantly on its independent distributors and resellers for the distribution of its products. The Company's agreements with independent distributors and resellers, in large part, are non-exclusive and may be terminated by either party without cause. The Company's distributors and resellers are not within the control of the Company, are not obligated to purchase products from the Company and may represent other lines of products. There can be no assurance that these distributors and resellers will not give higher priority to the sale of other products, which could include products of competitors. A reduction in sales efforts or discontinuance of sales of the Company's products by its distributors and resellers could lead to reduced sales and could adversely affect the Company's operating results. There can be no assurance as to the Company's ability to retain its existing distributors and resellers or the Company's ability to add distributors and resellers in the future. Moreover, the Company's industry has been characterized from time to time by financial difficulties experienced by resellers and distributors. Although the Company monitors its distributors and resellers closely, and has not experienced significant problems to date relating to financial difficulties of distributors or resellers, there can be no assurance that it will not encounter such problems in the future. Any such problems could lead to reduced sales and could adversely affect the Company's operating results.

A substantial portion of the Company's sales, both through its direct sales force and through indirect channels, consist of site licenses purchased by large organizations. A site license is a license that permits a customer to copy the Company's software for many users, or to install the software on a customer's network for use by a number of users. Each user of the Company's software pursuant to a site license is referred to as a "seat." Many of Hummingbird's customer's place repeat site license orders as their networks grow and as additional users need access to network applications.

The Company normally ships its products within a short period after receipt of purchase orders. Accordingly, the Company typically does not have a material backlog of unfilled orders, and sales in any quarter are substantially dependent on orders booked in that quarter. Any significant weakening in customer demand would therefore have an almost immediate adverse impact on the Company's operating results.

Product Development

The Company believes that its success to date has resulted largely from its technological innovation and leadership in its traditional markets. The Company must continue to develop and introduce new features and functionality in order to maintain its competitive position, and to broaden its enterprise software offering.

The Company's product development team focuses on enhancing the Company's products by continually increasing performance and adding new features and support options. Software enhancements are based on new protocol and standards releases, such as new PC operating system releases, customer suggestions and requests, and internally engineered innovations. Historically, the Company has issued new software releases approximately twice per year per product.

Given the rapidly evolving nature of the software industry, the Company considers its program of new product development and on-going product enhancements to be a significant competitive advantage. In fiscal 2002 the company released upgrades to all its products, as detailed in the table below:

-----------------------------------------------------------------------------------
                  Hummingbird Enterprise(TM)

-----------------------------------------------------------------------------------
Enterprise      Hummingbird DM      Hummingbird  BI ETL (Genio)         Hummingbird
Portal          Hummingbird KM                                      Connectivity(TM
and Knowledge
Management
-----------------------------------------------------------------------------------
Hummingbird     DM V5.0.0 English     BI Query       Genio         Exceed onDemand
Portal (EIP)                          V8.0.0         V5.0.0,       V3.2
V5.0.0          Fusion Imaging                       V5.0.1,
                (cyberDOCS PowerDOCS  BI Analyze     V5.0.2        e-Gateway
Fulcrum         Imaging) V5.0         V8.0.0                       V2.0.0
Knowledge
Server V4.1.0   WorkFlow V5.0         BI Server                    Exceed
English,        (Routing) English     V8.0.0                       Powersuite
Japanese                                                           V8.0.0
                DM AutoCAD Extension
Knowledge       V5.0 (RocketLink)                                  HostExplorer
Manager                                                            Deployment
Workstation     Records Management                                 Wizard V8.0.0
V1.2.0          V5.0
                                                                   Exceed V8.0.0
Hummingbird KM  Collaboration V5.0
and KM Concept  (PD Accord)                                        Exceed 3D
Builder V5.0.0                                                     V8.0.0
(FKS and KMW)   PowerDOCS Imaging
                V3.9.1 English,                                    Exceed XDK
                French                                             V8.0.0

                CyberDOCS Imaging                                  NFS Maestro
                V3.9.1 English,                                    Client V8.0.0
                French
                                                                   NFS Maestro
                DOCS Imaging V3.9.1                                Solo V8.0.0
                English, French,
                German                                             NFS Maestro
                                                                   Server V8.0.0
                PowerDOCS RM V4.0.0
                English, French                                    NFS Maestro
                                                                   Gateway V8.0.0
                CyberDOCS RM V4.0.0
                English, French                                    HostExplorer
                                                                        V8.0.0
                DOCS RM V4.0.0
                English, French                                    Hummingbird
                                                                   Connectivity
                Fusion Routing                                     Security Pack
                V4.0.0 English,                                    V7.1.0
                French

                DOCS Fusion V4.0.0
                English, French,
                German, Danish

                PD Accord V2.3.0

                DOCS Open
                V3.9.5
                Multi-Language

                SearchServer
                V5.3.0
                Multi-Language
-----------------------------------------------------------------------------------

The Company intends to further enhance its existing product offerings through fiscal 2003 through its on-going research and development efforts and the potential addition of acquired products and technologies.

The Company continues to emphasize research and development. As at September 30, 2002, the Company had 401 employees in research and development, focused on providing the most comprehensive products for the management of enterprise information available. Included in this group is a staff of experienced technical writers who prepare all technical documentation. The Company's main research and development locations are in Toronto, Ottawa, Kingston, Halifax, Tallahassee, Montreal, Raleigh and Edinburgh.

The market for the Company's products is characterized by rapid technological change, evolving industry standards, changing end-user requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing products and products currently under development obsolete and unmarketable. For example, DOS has been largely supplanted by Windows and, as a result, sales of the Company's Exceed for DOS product declined. There can be no assurance that the Company will continue to be successful in developing products for other new systems in a timely manner.

The Company's future success will depend upon its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments and respond to evolving end-user requirements. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements on a timely basis, or that new products or product enhancements developed by the Company will achieve market acceptance. In addition, software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite extensive testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments. Such errors could result in loss of or delay in market acceptance.

For fiscal 2002, the Company spent approximately $35.0 million on research and development, compared to approximately $39.7 million in fiscal 2001, and $38.5 million in fiscal 2000.

Competition

The market for the Company's products is intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company believes that the principal competitive factors affecting its market include ease of use, functionality, architecture, price, and quality of its products; the quality and scope of its customer support; the size, experience, training and overall effectiveness of sales and marketing efforts; and its overall reputation in the marketplace.

The Company competes in the network connectivity market (including PC X server, TCP/IP, NFS and mainframe connectivity software), the data integration and reporting market (including business intelligence and data transformation software), the document, knowledge and content management market, and the enterprise information portals market.

The Company's assessment of its competitors' product and services offerings is based on its knowledge of the software industry, as derived from market intelligence, public announcements and demonstrations, trade shows and publications, promotional and technical literature and industry analysts' reports.

In the area of network connectivity, the Company has dominated the PC X server market since 1993 and, according to a leading industry analyst report, commanded approximately 71% of the worldwide market for the 1999 calendar year

The Company's principal competitors in the PC X server market and other areas of network connectivity include Walker Richer Quinn, Inc., NetManage, Inc., Attachmate Corporation and Shaffer Solutions Corporation. To a lesser degree the Company experiences competition from Tarantella Inc. and Microsoft Corporation. Some of the Company's competitors have greater financial, technical, sales and marketing and other resources than the Company. As the market for the Company's network connectivity products expands, and as many of the Company's products are based on open, non-proprietary standards, the Company believes that additional companies may enter the market and thereby intensify competition.

Since entering the network connectivity market early in its history, the Company has increased its recognition and standing in this market area, earning numerous independent awards for technological strength and gaining many large enterprise installations. The Company's various network connectivity products are considered by industry analysts and technology reviewers to be leaders in their markets.

The Company's business intelligence products, Hummingbird BI(TM), compete in several interrelated areas of the overall business intelligence market, including the data querying and reporting market, and the market for integrated query, analysis and reporting products. The business intelligence market is characterized by rapid technological change and a dynamic competitive landscape. The Company's main competition in this area comes from Cognos Inc., Brio Technology Inc., Business Objects, Oracle Corporation and Seagate Technology, Inc. Management believes that the Company competes favorably within selected niches of this market, specifically with respect to the scalability and ease of use features of its reporting product.

The Company's data integration product, Hummingbird ETL(TM), competes primarily with the offerings of Informatica Corporation and Ascential Software. Management believes that the Company competes favorably within selected niches of this market, most notably within customer sites with large numbers of different data repositories and where data transformation requirements are particularly complex.

The Company's document, knowledge and content management products are targeted at the market for client/server and thin-client information management solutions, and the Company's competitors offer a variety of products and services to address this market. In this area, the Company currently encounters direct competition from Documentum, Inc., FileNet Corporation, Open Text Corporation, Microsoft Corp. and Lotus Development Corporation (a subsidiary of IBM). Certain of these competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company.

While having matured significantly during the past year, the market for enterprise information portals is still relatively new and as such is characterized by rapid technological change and a dynamic competitive landscape. Most of the smaller vendors that dominated competitive activity in this space in the past no longer appear on the Company's competitive radar. Instead, a smaller number of larger, more mature companies compete for portal sales. This development has had the effect of simplifying the competitive landscape and has brought greater pricing discipline to the marketplace. In fiscal 2002, the Company's principal competitors were Plumtree Software, Microsoft Corporation, Vignette, IBM Corporation, SAP and BEA Systems. The slate of competitors is expected to be similar in fiscal 2003. Certain of the Company's competitors and potential competitors have significantly greater financial, technical, sales and marketing and other resources than the Company has. There can be no assurance that the Company will be able to maintain its market position in the face of increased competition. Management believes that the Company currently competes favorably with respect to the companies listed above.

Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, results from operations and financial condition.

Because of the open architecture of some of the Company's software, third parties may develop their own applications on top of the Company's platform that could compete with applications developed by the Company. As a result, if the Company's target customers do not widely adopt and purchase the Company's products, or if third parties were to compete with applications developed by the Company, the Company's business, results from operations, and financial condition could be materially adversely affected.

Proprietary Technology

The Company's success is heavily dependent upon proprietary technology. The Company has no patents, and existing copyright laws afford only limited practical protection for the Company's software. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent, as do the laws of the United States and Canada. Accordingly, the Company relies primarily on trade secret protection and confidentiality and proprietary information agreements to protect its intellectual property. The loss of any material trademark, trade name or copyright could have a material adverse effect on the Company. There can be no assurance that the Company's efforts to protect its intellectual property rights will be successful. Despite the Company's precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to obtain and use information that the Company regards as proprietary.

A substantial portion of the Company's sales are derived from the licensing of Company products under "shrink wrap" license agreements that are not signed by licensees and therefore may be unenforceable under the laws of certain foreign jurisdictions. Although the Company does not believe that its products infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertion will not result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. In addition, there can be no assurance that such licenses will be available on reasonable terms or at all.

While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that because of the rapid pace of technological change in the industry, factors such as the technical expertise, knowledge and innovative skill of the Company's management and technical personnel, name recognition, the timeliness and quality of support services provided by the Company and its ability to rapidly develop, enhance and market software products may be more significant in maintaining the Company's competitive position.

Employees

As of September 30, 2002, the Company had a total of 1,317 full time employees including 401 in research and development, 468 in sales and marketing, 229 in customer support and professional services, and 219 in corporate support and administration functions. None of the Company's employees are subject to a collective bargaining agreement nor has the Company experienced any work stoppages. The Company believes that its employee relations are good.

Manufacturing and Facilities

The Company utilizes subcontractors to manufacture its media, produce its manuals and package its products. The Company believes that there are a large number of other manufacturing facilities available to meet its needs as required.

The Company's headquarters are located in Toronto, Ontario, Canada. The Company leases these premises, which consist of approximately 54,600 square feet. The Company also owns an adjacent building of approximately 85,000 square feet required to house the continued and future growth of its head office operations. The Company's other offices are leased on varying terms. Trademarks

The Company holds the following trademarks:

360(0) View of Enterprise Content(TM), Application Collaboration(TM), BI Analyze(TM), BI Query(TM), BI Server(TM), BI Web(TM), Connect II(TM), DOCS Open(R), DOCS(R), e-Clip(TM), Exceed 3D(TM), Exceed onDemand(TM), Exceed PowerSuite(TM), Exceed XDK(TM), Exceed(R), Genio(R), HostExplorer Deployment Wizard(TM), HostExplorer(TM), Hummingbird Connectivity Security Pack(TM), Hummingbird BI(TM), Hummingbird Collaboration(TM), Hummingbird Connectivity SSL(TM), Hummingbird Connectivity(TM), Hummingbird Core Services(TM), Hummingbird DM WorkFlow(TM), Hummingbird DM(TM), Hummingbird e-Gateway(TM), Hummingbird Enterprise Information Portal(TM), Hummingbird Enterprise(TM), Hummingbird ETL MetaLink(TM), Hummingbird ETL(TM), Hummingbird Imaging(TM), Hummingbird InetD(TM), Hummingbird KM(TM), Hummingbird Me-Clip(TM), Hummingbird Met@Data(TM), Hummingbird Portal(TM), Hummingbird RM(TM), Hummingbird SOCKS Client(TM), Hummingbird Web Publishing(TM), Hummingbird(TM) (Word Mark and Design Mark), Imagebasic for the Web(TM), Imagebasic(R), Info Pack(R), Lawpack(R) (Design), Me-Clip(TM), NFS Maestro(TM), SearchBuilder(R), SearchServer(TM), Tempest Distributed Cache Server(TM), Tempest Storage Management Server(TM), Tempest(TM), Transforming Information into Intelligence(TM), XWeb(TM)

Selected Consolidated Financial
Information
(U.S. GAAP, amounts in thousands of U.S. dollars, except share data)

Income Statement Data                                                     For the years ended September 30

(see Note 1 on page 33)                                        2002        2001         2000        1999        1998
-----------------------                                        ----        ----         ----        ----        ----
Sales                                                           180,400     207,962      237,106     165,930     129,957
Cost of sales                                                    16,085      19,516       21,694      16,759       6,148
                                                            -------------------------------------------------------------
Gross profit                                                    164,315     188,446      215,412     149,171     123,809
                                                            -------------------------------------------------------------
Expenses
     Sales and marketing                                         76,894      94,481       93,709      65,779      40,449
     Research and development                                    34,958      39,716       38,510      22,546      14,929
     General and administration                                  20,198      21,991       22,400      16,178       9,601
     Merger and restructuring                                     7,324          -           -         8,750       5,715
     Compensation related to stock options                           -           -           -           141         723
     Amortization of intangibles                                 29,829      29,291       29,438      13,014       3,507
     In-process research and development                             -        2,108          -            -          -
     Write off of intangibles                                        -          -            -        15,839       1,498
                                                            -------------------------------------------------------------
Total expenses                                                  169,203     187,587      184,057     142,247      76,422
                                                            -------------------------------------------------------------
(Loss) income before the undernoted                             (4,888)         859       31,355       6,924      47,387
Interest and other income, net                                    2,230       3,378          918       4,455       6,870
Gain on sale of investment in subsidiary                            -           -            -         5,204         -
                                                            -------------------------------------------------------------
(Loss) income before income taxes                               (2,658)       4,237       32,273      16,583      54,257
Income tax expense                                                  256         580       21,996      16,304      27,658
                                                            ------------------------------------------------------------
Net (loss) income                                               (2,914)       3,657       10,277         279      26,599
                                                            =============================================================


Basic (loss) earnings per share                                  (0.16)        0.20         0.59        0.02        1.70
                                                            =============================================================

Diluted (loss) earnings per share                                (0.16)        0.20         0.57        0.02        1.68
                                                            =============================================================

Balance Sheet Data                                                               As at September 30

                                                               2002        2001         2000        1999        1998
                                                               ----        ----         ----        ----        ----
Total assets                                                    349,583     361,940      377,693     366,396     204,119
                                                            =============================================================

Quarterly Results (unaudited)
(U.S. GAAP, amounts in thousands of U.S. dollars, except share data) (see Note 1 below)

   Fiscal Quarter                   Sales           Net Income        Basic Earnings     Diluted Earnings
                                                      (Loss)         (Loss) Per Share    (Loss) Per Share

      Dec 31/97                     31,274            7,016                0.45                0.44
      Mar 31/98                     31,664            2,550                0.17                0.16
      Jun 30/98                     33,479            8,549                0.54                0.54
      Sep 30/98                     33,540            8,484                0.54                0.54

      Dec 31/98                     30,614            5,230                0.34                0.34
      Mar 31/99                     34,351            1,956                0.13                0.13
      Jun 30/99                     42,533           (11,285)             (0.73)              (0.73)
      Sep 30/99                     58,432            4,378                0.28                0.28

      Dec 31/99                     54,499           (1,543)              (0.10)              (0.10)
      Mar 31/00                     57,076            1,726                0.10                0.09
      Jun 30/00                     60,054            3,864                0.21                0.20
      Sep 30/00                     65,477            6,230                0.34                0.33

      Dec 31/00                     60,374            2,139                0.12                0.11
      Mar 31/01                     50,565           (1,941)              (0.11)              (0.11)
      Jun 30/01                     48,171            6,512                0.35                0.35
      Sep 30/01                     48,852           (3,053)              (0.17)              (0.17)

      Dec 31/01                     44,102            (5,726)             (0.31)              (0.31)
      Mar 31/02                     46,073             4,680               0.26                0.25
      Jun 30/02                     44,024            (1,819)             (0.10)              (0.10)
      Sep 30/02                     46,201             (49)               (0.00)              (0.00)

Note to U.S. GAAP financial information:

1. Prior years' U.S. GAAP figures have been restated to include the results of Andyne Computing Limited. Andyne was acquired during fiscal 1998 and accounted for as a pooling of interests under U.S. GAAP.

Selected Consolidated Financial Information
(Canadian GAAP, amounts in thousands of U.S. dollars, except share data)

Income Statement Data                                                     For the years ended September 30

                                                               2002        2001         2000        1999        1998
                                                               ----        ----         ----        ----        ----

Sales                                                           180,400     207,962      237,106     165,930     126,053
Cost of sales                                                    16,085      19,516       21,694      16,759       5,662
                                                            -------------------------------------------------------------
Gross profit                                                    164,315     188,446      215,412     149,171     120,391
                                                            -------------------------------------------------------------
Expenses
     Sales and marketing                                         76,894      94,481       93,709      65,779      37,121
     Research and development                                    27,508      39,716       38,510      22,546      13,550
     General and administration                                  20,198      21,991       22,400      16,178       9,048
     Merger and restructuring                                     7,324         -            -         8,750       1,352
     Amortization of intangibles                                 36,377      35,421       36,127      23,351      12,909
     Write off of intangibles                                        -           -           -         1,819       4,330
                                                            -------------------------------------------------------------
Total expenses                                                  168,301     191,609      190,746     138,423      78,310
                                                            -------------------------------------------------------------
(Loss) income before the undernoted                             (3,986)     (3,163)       24,666      10,748      42,081
Interest and other income, net                                    2,230       3,378          918       4,455       6,798
Gain on sale of investment in subsidiary                             -           -           -         5,204         -
                                                            -------------------------------------------------------------
(Loss) income before income taxes                               (1,756)         215       25,584      20,407      48,879
Income tax expense (recovery)                                     4,642     (3,829)       28,318      16,105      27,929
                                                            -------------------------------------------------------------
Net (loss) income                                               (6,398)       4,044      (2,734)       4,302      20,950
                                                            =============================================================


Basic (loss) earnings per share                                  (0.35)        0.22       (0.16)        0.28        1.37
                                                            =============================================================

Diluted (loss) earnings per share                                (0.35)        0.22       (0.16)        0.28        1.30
                                                            =============================================================


Balance Sheet Data                                                               As at September 30

                                                               2002        2001         2000        1999        1998
                                                               ----        ----         ----        ----        ----

Total assets                                                    330,997     349,902      372,791     383,846     244,714
                                                            =============================================================

Quarterly Results (unaudited)
(Canadian GAAP, amounts in thousands of U.S. dollars, except share data)

Fiscal Quarter                       Sales        Net Income     Basic Earnings     Diluted Earnings
                                                    (Loss)      (Loss) Per Share    (Loss) Per Share

    Dec 31/97                       27,370          7,898             0.56                0.52
    Mar 31/98                       31,664          1,423             0.09                0.09
    Jun 30/98                       33,479          5,867             0.37                0.35
    Sep 30/98                       33,540          5,762             0.35                0.34

    Dec 31/98                       30,614          3,248             0.21                0.21
    Mar 31/99                       34,351          2,975             0.19                0.19
    Jun 30/99                       42,533         (4,182)           (0.27)              (0.27)
    Sep 30/99                       58,432          2,261             0.15                0.15

    Dec 31/99                       54,499         (4,972)           (0.32)              (0.32)
    Mar 31/00                       57,076         (1,538)           (0.09)              (0.09)
    Jun 30/00                       60,054           582              0.03                0.03
    Sep 30/00                       65,477          3,194             0.17                0.17

    Dec 31/00                       60,374          7,169             0.39                0.37
    Mar 31/01                       50,565         (2,717)           (0.15)              (0.15)
    Jun 30/01                       48,171          1,288             0.07                0.07
    Sep 30/01                       48,852         (1,696)           (0.09)              (0.09)

    Dec 31/01                       44,102         (6,556)           (0.36)              (0.36)
    Mar 31/02                       46,073          3,735             0.20                0.20
    Jun 30/02                       44,024         (2,793)           (0.15)              (0.15)
    Sep 30/02                       46,201          (784)            (0.04)              (0.04)

Dividends

The Company has not paid a cash dividend on its common shares in the six years ended September 30, 2002. The Company's current intention is to reinvest its earnings to finance the growth of its business. The Company does not intend to pay dividends on its common shares in the foreseeable future.

Management's Discussion and Analysis

Reference is made to the section entitled "Management's Discussion and Analysis" on pages 18 to 31 of the 2002 Annual Report to Shareholders, which section is incorporated herein by reference.

Market for Securities

The Company's common shares are listed and posted for trading on The Toronto Stock Exchange (symbol "HUM") and The Nasdaq National Stock Market (symbol "HUMC").

Directors and Officers

Directors

Name and Municipality of Residence                 Principal Occupation and Date Elected Director
FRED SORKIN                                        Chairman of the Board and Chief Executive Officer of the Company
         Toronto, Ontario                          September, 1984

ALAN BARRY LITWIN                                  President and Secretary of the Company
         Toronto, Ontario                          September, 1984

JOHN T. McLENNAN                                   Vice Chairman, and Chief Executive Officer, AT&T Canada Inc.
         Mahoney Bay, Nova Scotia                  October, 1995

ANDREW J. MALIK                                    Managing Director, Lehman Brothers Inc., an investment banking firm
         New York, New York                        November, 1997

INDER P.S. DUGGAL                                  Chief Financial Officer and Chief Controller of the Company
         Richmond Hill, Ontario                    May, 1999

MARK SPITZER                                       Independent Director
         New York, New York                        November, 2000

During the past five years, each of the directors has held the principal occupation listed beside his name, except for Mr. McLennan, who left his position as President and Chief Executive Officer of Bell Canada in September 1997 and became the President of Jenmark Consulting Corporation, a company engaged in management consulting to the telecommunications and technology industries. In 2000, Mr. McLennan became the Vice Chairman and Chief Executive Officer of AT&T Canada. At the present time, Mr. McLennan has not entered into any contracts with the Company. Mr. McLennan was appointed Vice Chairman of the board of directors of the Company in June 1999.

Mr. Malik became a director of the Company in November 1997. He is the Head of the Banking Development Group at Lehman Brothers Inc., and has been a Managing Director of that company for the past twelve years. Currently neither Mr. Malik nor Lehman Brothers have any contracts with the Company. Prior to joining Lehman, he was a partner of L.F. Rothschild, Unterberg Towbin for sixteen years.

Mr. Mark Spitzer was appointed to the Board of Directors in November 2000. Mr. Spitzer co-founded International Telecommunication Data Systems, Inc. (ITDS) in 1989 and served as its Chief Financial Officer from 1989 through 1997. ITDS provided comprehensive transactional billing, customer care, and management information solutions to providers of wireless telecommunications services, and was acquired by Amdocs in November 1999. Currently Mr. Spitzer serves on the Entrepreneurial Advisory Board at the Wharton School of Business at the University of Pennsylvania.

The term of office for all directors expires at the time of the election of their successors at the next annual meeting of shareholders of the Company.

The board of directors has an audit committee and an executive compensation committee, but does not have an executive committee. The members of the audit committee are Messrs. Malik (chairman), McLennan and Spitzer and of the executive compensation committee are Messrs. McLennan (chairman), Malik and Spitzer.

Officers

Name and Municipality of Residence                 Position and Principal Occupation
----------------------------------                 ---------------------------------

FRED SORKIN                                        Chairman of the Board and Chief Executive Officer
         Toronto, Ontario

ALAN BARRY LITWIN                                  President and Secretary
         Toronto, Ontario

INDER P.S. DUGGAL                                  Chief Financial Officer and Chief Controller
         Richmond Hill, Ontario

FRED WHITESIDE                                     Senior Vice President, Research & Development
         Burlington, Ontario

ANDREW PERY                                        Chief Marketing Officer and Senior Vice
         Ottawa, Ontario                           President, Marketing

FABRIZIO MIGNINI
         New York, New York                        Senior Vice President, Sales

TONY HEYWOOD

         London, UK                                Senior Vice President, EMEA

JULIUS da COSTA
         Mississauga, Ontario                      Senior Vice President, Sales

BOB BERKOW
         New York, New York                        Vice President

PETER AUDITORE
                                                   Vice President
                Mountainview, California

EUGENE CHERNY
         Toronto, Ontario                          Vice President


                                      37


RODNEY DESMEULES
         Essex, U.K.                               Vice President

ELIAS DIAMANTOPOLOUS
         Ottawa, Ontario                           Vice President

FRED ACKERMAN
         Alexandria, Virginia                      Vice President

RODNEY PIETTE
         Washington, D.C.                          Vice President

MICHAEL WAYLING
         Toronto, Ontario                          Vice President

NANCY SAMPSON
         Tallahassee. Florida Vice-President

ALP HUG
         Richmond Hill, Ontario                    Vice President

LARRY RUDOLF
         Thornhill, Ontario                        Vice President

GIOVANNI EVANGELISTI
         Paris, France                             Vice President

JOHN BELLEGARDE
         Leominster, Massachusetts                 Vice President

MARK FAGAN
         Buckinghamshire, UK                       Vice President

Each of the officers of the Company has been employed at his or her principal occupation as indicated above, or in other positions with the Company, for the last five years, except as follows: Rodney Piette was a management consultant with Piette Resources, and Andrew Pery and Fred Ackerman held similar positions at Open Text Corporation. Fabrizio Mignini, Bob Berkow, Elias Diamantopolous, Giovanni Evangelisti, Nancy Sampson and John Bellegarde all held senior management positions with PC DOCS.

Tony Heywood held a similar position with Xchange, Inc. Mark Fagan was the Chief Operating Manager for Marketplace Relationship Management Limited.

As a group, directors and senior officers own, directly or indirectly, or exercise control or direction over approximately 2.8 million (15.3% of the total outstanding) common shares of the Company, as at December 31, 2002. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of the Company, has been furnished by such directors and officers.

Additional Information

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders and material transactions, where applicable, is contained in the Company's Management Proxy Circular prepared for the annual meeting of shareholders to be held on March 5, 2003.

Additional financial information is provided in the Company's audited consolidated financial statements for the year ended September 30, 2002 contained in its Annual Report to shareholders. A copy of this Annual Information Form and each such document, including any interim financial statements released by the Company, may be obtained upon request from the Secretary of the Company.

At any time while the securities of the Company are in the course of a distribution, the Secretary of the Company will provide any person, upon request, with a copy of: (i) this Annual Information Form; (ii) the Company's most recent Annual Report containing the audited consolidated financial statements of the Company for the most recently completed fiscal year together with the accompanying report of the auditor; (iii) any interim financial statements of the Company subsequent to the audited consolidated financial statements for the most recently completed fiscal year; (iv) the Management Proxy Circular for the most recent Annual Meeting of Shareholders involving the election of directors; and (iv) any other document incorporated by reference into the preliminary short form prospectus or the (final) short form prospectus filed in connection with such distribution of securities.

Right of First Refusal

Pursuant to an agreement dated April 2, 1992, as amended, between Mr. Litwin and Mr. Sorkin, each of Mr. Litwin and Mr. Sorkin has granted the other a right of first refusal with respect to any Common Shares he owns.

Glossary of Technical Terms

Browser is a client program (software) that is used to look at various kinds of Internet resources on the World Wide Web.

Client is a software program that is used to contact and obtain data from a server software program on another computer, often across a distance. Each client program is designed to work with one or more specific kinds of server programs, and each server requires a specific kind of client.

Computer server (or application server) is a computer on a network running applications, which can be accessed by other nodes or computers, on the network.

Data Analysis includes data warehousing, data mining, and on-line analytical processing (OLAP).

Data Mart is a database, or collection of databases, designed to help managers make strategic business decisions. Data marts are usually smaller and more focused than data warehouses (enterprise wide).

Data Mining is the automatic discovery and analysis of data trends and patterns.

Data Warehouse is a collection of data designed to support management decision making. A data warehouse includes development of systems to extract data from operating systems plus installation of a warehouse database system. Generally, data warehouses combine many different databases across an enterprise.

E-mail (electronic mail) is a message, usually text, sent from one person to another via computer and which may contain document attachments. E-mail can also be sent automatically to a large number of addresses.

Fat Client is software that is installed and maintained on the desktop computer rather than on the server (see Thin client). This software performs the bulk of the data processing operations.

FTP (File Transfer Protocol) is a very common method of moving files between two Internet sites. FTP is a special way to login to another Internet site for the purposes of retrieving and/or sending files.

Host is a computer, such as a mainframe, mid-range computer, mini computer or workstation that provides processing capability to multiple users. It may be accessed by terminals or other computers.

HTML (Hyper Text Mark Up Language) is the standard document format used on the World Wide Web.

HTTP (Hyper Text Transport Protocol) is the protocol for moving hypertext files across the Internet, with an HTTP client program on one end, and an HTTP server program on the other end. HTTP is currently the most important protocol used in the World Wide Web.

Internet is the vast collection of inter-connected networks that all use the TCP/IP protocols and that evolved from the ARPANET of the late 60's and early 70's. An internetwork is the connection of 2 or more networks.

Intranet refers to the utilization of Internet and Web technologies within a corporate internetwork involving collaborative document and information sharing across diverse computing platforms.

Java is a high level programming language developed by Sun Microsystems. It is an object-oriented language simpler than C++, eliminating common programming errors. Compiled Java code can run on most computers, and is well suited for the Web.

Local Area Network (LAN) is a computer network limited to the immediate area, usually the same building or floor of a building.

Multithreaded refers to multiple units of execution, providing for increased speed and more efficient usage of computer resources.

Network is the connection of 2 or more computers so that they can share resources.

Node is a single computer connected to a network.

NFS or Network File System is an open protocol that allows users to access and share files and print services with a wide range of computer environments.

OLAP (On-line Analytical Processing) allows users to manipulate and view data within a multidimensional framework in order to make critical business decisions. OLAP includes querying, reporting, manipulating and exploring data in an organizational data repository.

PC X server is software that implements the display server component of the X Window System on a personal computer. PC X servers are perceived as being the "glue" that ties together personal computers and networked computer systems, enabling PCs to access and display graphics oriented and other applications running on these computers.

Server is a computer, or a software package that provides a specific kind of service to client software running on other computers. The term can refer to a particular piece of software, such as a Web server, or to the machine on which the software is running. A single server could have several different server software packages running on it, thus providing many different servers to clients on the network.

TCP/IP or Transmission Control Protocol/Internet Protocol is a network protocol developed in the 1970s by the U.S. military. Today, it is one of the most common network protocols in use and is the underlying network protocol for the Internet and the majority of UNIX and X Windows systems.

Telnet is the command and program used to login from one Internet site to another. The telnet command/program gets you to the "login" prompt of another host.

Terminal emulation is a device or application that allows a computer user to send commands to another computer. At a minimum, it involves the use of a keyboard and a display screen and some simple circuitry. Usually terminal software in a personal computer is used and acts as ("emulates") a physical terminal, allowing commands to be typed to a computer somewhere else.

Thin Client is software that is installed and maintained on a centralized server, rather than on each desktop computer.

UNIX is today's most widely used multi-user, multitasking operating system used in many technical and commercial environments. The X Window System was originally associated with the UNIX environment, but now operates in a variety of other open computing environments.

VMS, also known as OpenVMS, is a product of Digital Electronic Corporation
(DEC) that supports the VAX and Alpha operating platforms.

WAN (Wide Area Network) is any internetwork or network that covers an area larger than a single building or campus.

Window is a specific area on the display screen in which an application is displayed. How windows look is defined by the graphic user interface and how windows behave is enforced by the window manager.

Workstation is a computer designed to incorporate graphics and networking capability with an operating system that supports multitasking. Workstations normally include large, high-resolution displays, a keyboard and mouse or other graphics input devices. The majority of workstations today support applications that run under X Windows.

World Wide Web ("Web") is a network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound. The Web is based on a client/server model and a set of standards for information access and navigation that permits non-technical users to exploit the capabilities of the Internet.

X development tools are a set of program libraries and subroutines used by software developers to design X Windows applications.

X server is a component of the X Window System that controls the users' display. It consists of a protocol and input/output functions that interact with the screen, keyboard and mouse.

X terminal is a single purpose computer terminal specifically designed to provide the display server component of the X Window System. As opposed to workstations, an X terminal does not support an industry standard operating system nor does it provide local disk storage. The only function of an X terminal is to display X applications running elsewhere on a network.

X Window System (or X) is a network computing windows system standard designed by MIT that provides computer users with a single graphical display environment providing access to all elements of their computing network. The X Window System is a network transparent system that allows multiple software applications from multiple remote computers to be displayed simultaneously on the same user's screen.

The X Window protocol is currently at version X11R6.6. "Broadway" is an extension of the protocol that allows Broadway-enabled browsers and companion X servers to provide remote access to interactive Windows and UNIX applications through the Internet.

                                                                Document No. 2

Consolidated Financial Statements of


HUMMINGBIRD LTD.


September 30, 2002 and 2001

Auditors' Report

TO THE SHAREHOLDERS OF HUMMINGBIRD LTD.


We have audited the consolidated balance sheets of Hummingbird Ltd. as at September 30, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On October 24, 2002 we reported separately to the Shareholders of Hummingbird Ltd. on the consolidated financial statements for the same period prepared in accordance with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
October 24, 2002

   Hummingbird Ltd.
   Consolidated Balance Sheets

As at September 30 (thousands of U.S. dollars)                  2002         2001
----------------------------------------------------------------------------------
ASSETS
CURRENT

     Cash and cash equivalents (Note 3)                   $   96,553   $   93,503
     Short-term investments (Note 3)                          23,171            -
     Accounts receivable, net of allowances of $8,158 in
     2002 and $6,294 in 2001                                  52,902       61,510
     Unbilled receivables                                        786        1,572
     Income taxes recoverable                                  9,426        5,199
     Inventory                                                   496          718
     Prepaid expenses                                          2,107        3,460
     Other receivables                                         1,011        2,241
----------------------------------------------------------------------------------
                                                             186,452      168,203

OTHER ASSETS                                                   3,801        2,388
FIXED ASSETS (Note 4)                                         12,041       14,231
INTANGIBLES (Note 5)                                         128,703      165,080
----------------------------------------------------------------------------------
                                                             330,997      349,902
==================================================================================

LIABILITIES
CURRENT
     Accounts payable                                          5,455        7,167
     Accrued liabilities                                      15,425       16,505
     Current portion of other long-term liabilities
     (Note 6)                                                    175          192
     Deferred revenue                                         41,763       39,312
----------------------------------------------------------------------------------
                                                              62,818       63,176
FUTURE INCOME TAXES (Note 8)                                  17,532       29,703
OTHER LONG-TERM LIABILITIES (Note 6)                             373          470
----------------------------------------------------------------------------------
                                                              80,723       93,349
==================================================================================

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 7)
     Authorized: unlimited common and preferred shares
     Issued and outstanding: 18,307,438 common in 2002
     and 18,300,375 in 2001                                  208,137      208,018
RETAINED EARNINGS                                             41,808       48,206
CUMULATIVE TRANSLATION ADJUSTMENTS                               329          329
----------------------------------------------------------------------------------
                                                             250,274      256,553
----------------------------------------------------------------------------------
                                                             330,997      349,902
==================================================================================
Approved by the Board of Directors


/s/ Fred Sorkin                           /s/ Andrew J. Malik


Fred Sorkin, Director                     Andrew J. Malik, Director

Hummingbird Ltd.
Consolidated Statements of Income and Retained Earnings



Years ended September 30 (thousands of U.S. dollars,
except share data)                                             2002          2001
----------------------------------------------------------------------------------
SALES                                                     $ 180,400    $  207,962
COST OF SALES                                                16,085        19,516
----------------------------------------------------------------------------------
GROSS PROFIT                                                164,315       188,446
----------------------------------------------------------------------------------
EXPENSES
     Sales and marketing                                     76,894        94,481
     Research and development                                27,508        39,716
     General and administration                              20,198        21,991
     Restructuring and other charges (Note 9)                 7,324             -
     Amortization of intangibles                             36,377        35,421
----------------------------------------------------------------------------------
TOTAL EXPENSES                                              168,301       191,609
----------------------------------------------------------------------------------
LOSS BEFORE THE UNDERNOTED                                   (3,986)       (3,163)
INTEREST AND OTHER INCOME, NET                                2,230         3,378
----------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                            (1,756)          215
----------------------------------------------------------------------------------
INCOME TAX EXPENSE (RECOVERY) (Note 8)
     Current                                                 17,033        14,161

     Future                                                 (12,391)      (17,990)
----------------------------------------------------------------------------------
                                                              4,642        (3,829)
----------------------------------------------------------------------------------
NET (LOSS) INCOME                                            (6,398)        4,044
RETAINED EARNINGS, BEGINNING OF YEAR                         48,206        93,899
PREMIUM ON SHARES REPURCHASED                                     -        (1,512)

ADJUSTMENT FOR TAXES (Note 1 (b))                                 -       (48,225)
----------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR                               41,808        48,206
==================================================================================
BASIC (LOSS) EARNINGS PER SHARE                               (0.35)         0.22
==================================================================================
DILUTED (LOSS) EARNINGS PER SHARE                             (0.35)         0.22
==================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF SHARES
     (in thousands)                                          18,305        18,382
==================================================================================
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES                    18,305        18,654
     (in thousands)
==================================================================================

Hummingbird Ltd.
Consolidated Statements of Cash Flows






Years ended September 30 (thousands of U.S. dollars)             2002      2001
--------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net (loss) income                                        $     (6,398)   $ 4,044
Add (deduct) items not affecting cash:
       Amortization of intangibles                             36,377     35,421
       Deferred income taxes                                        -         -
       Future income taxes                                    (12,391)   (17,990)
       Depreciation                                             5,568      6,134
Changes in operating assets and liabilities:
       Accounts receivable                                      8,608     16,608
       Unbilled receivables                                       786       (306)
       Income taxes recoverable                                (4,007)     3,688
       Inventory                                                  222          8
       Prepaid expenses and other assets                          (60)     1,519
       Other receivables                                        1,230        589
       Accounts payable                                        (1,712)    (2,848)
       Accrued liabilities                                     (1,080)   (10,543)
       Deferred revenue                                         2,451      3,882
--------------------------------------------------------------------------------
                                                               29,594     40,206
--------------------------------------------------------------------------------
INVESTING
       Short-term investments, purchased                     (23,171)          -
       Additions to fixed assets                              (4,258)    (5,752)
       Proceeds on sale of land                                   880          -
       Acquisition of businesses (Note 2)                           -    (12,766)
--------------------------------------------------------------------------------
                                                             (26,549)    (18,518)
--------------------------------------------------------------------------------
FINANCING
       Long-term debt repaid (Note 2)                               -     (5,847)
       Repayment of other long-term liabilities                 (114)     (1,446)
       Shares repurchased                                           -     (3,655)
       Issuance of shares                                         119      3,753
--------------------------------------------------------------------------------
                                                                    5     (7,195)
--------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                           3,050    14,493
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                   93,503    79,010
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $      96,553  $ 93,503
================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION

       Interest paid                                    $          46    $   23
       Income taxes paid                                       13,599    10,401
       Interest received                                        1,257     3,613

Hummingbird Ltd.
Notes to the Consolidated Financial Statements
September 30, 2002 and 2001 (amounts in thousands of U.S dollars, except share data)


1.   DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION
     AND SIGNIFICANT ACCOUNTING POLICIES

     a) Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b) Change in accounting policy for taxes

         Effective October 1, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes as provided under the new Canadian accounting standards. Under the liability method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         The Company has elected to adopt these standards retroactively without restatement. The cumulative effect of the adoption of the standards is an increase in net tax liabilities of $48,225 and a corresponding reduction of retained earnings at October 1, 2000.

         Prior to October 1, 2000, the Company followed the deferred method of tax allocation in accounting for income taxes.

     c) Significant accounting policies

         i) Generally accepted accounting principles

            These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform, in all material respects applicable to the Company, with accounting principles generally accepted in the United States of America, except as described in Note 14.

         ii) Basis of consolidation

            The consolidated financial statements include the accounts of the Company and its subsidiary companies. The purchase method has been used to account for acquisitions and the results of operations of subsidiaries are included from the effective dates of their respective acquisition.

         iii)Cash

            Cash includes cash equivalents, which are investments having an original term to maturity of 90 days or less.

         iv) Short-term investments

            Short-term investments are investments having an original term to maturity of greater than 90 days. Short-term investments are carried at the lower of cost and market value, are normally held to maturity, and consist of commercial paper, corporate debt, and money market funds.

         v)  Unbilled receivables

            Unbilled receivables represent amounts receivable for software shipped to customers or consulting, training and other services rendered which will become billable in accordance with contractual payment terms.

Hummingbird Ltd.
Notes to the Consolidated Financial Statements


         vi) Inventory

            Inventory is stated at the lower of cost or net realizable value as determined by the first-in first-out method.

         vii) Other assets

            This amount is comprised of payments made to third parties for the licensing of technology used directly or indirectly in the Company's products, rent and lease deposits and trademark registration expenses. Third party licensing and technology amounts are amortized over periods ranging from one to three years on a straight-line basis, which approximates the useful life of the asset.

            Rent and lease deposits are fixed in nature and are recoverable. Trademark registration costs are amortized over ten years on a straight-line basis.

         viii) Fixed assets

            Fixed assets are stated at cost. Depreciation is provided as follows:

                  Buildings                           4% declining balance
                  Laboratory equipment                5 years straight-line
                  Furniture and fixtures              5 years straight-line
                  Leasehold improvements              5 years straight-line

            The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews fixed assets to determine that the carrying values have not been impaired.

         ix) Intangibles

            Intangibles include goodwill, acquired technology and other items, which are stated at their assigned value. Amortization is provided on the straight-line basis over periods of three to ten years. The carrying value of intangibles is reviewed regularly for recoverability based on the estimated future operating income generated by the related assets. Where future recoverability is not assured, the intangibles are written down to their net recoverable value.

         x) Revenue recognition

            The Company recognizes revenue from the sale of product and software licenses when goods are shipped based on purchase orders, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

         xi) Foreign currency translation

            All of the subsidiary companies are considered integrated subsidiaries for consolidation purposes. Integrated subsidiaries monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and

Hummingbird Ltd.
Notes to the Consolidated Financial Statements


            expenses are translated at average rates for the period. Translation exchange gains or losses of integrated subsidiaries are reflected in net earnings.

         xii) Income taxes

            The Company uses the liability method of tax allocation for accounting for income taxes as provided under the Canadian accounting standards. Under the liability method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         xiii) Investment tax credits

            Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of operating expenses when there is reasonable assurance the credits will be received.

         xiv) Earnings per share

            Effective October 1, 2001, the Company retroactively adopted the revised recommendations of the CICA Handbook section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach. The impact of the change was not significant.


         xv) Lease inducements

            Lease inducements represent leasehold improvements paid for by the landlord and the value of rent-free periods. Lease inducements are amortized on a straight-line basis over the periods of the leases and the amortization is recorded as a reduction of rent expenses.

         xvi) Product development costs

            The Company expenses research costs when they are incurred. Software development costs are expensed as incurred unless they meet the criteria for deferral and amortization required by generally accepted accounting principles. Development costs incurred prior to the establishment of technological feasibility are expensed, as they do not meet the criteria. Capitalized costs are amortized on a straight-line basis over the remaining economic life of the related product, not exceeding two years. The Company reassesses the relevant criteria for deferral and amortization at each reporting date. There have been no costs capitalized and amortized for the years presented.

         xvii) Stock options

            The Company has a stock-based compensation plan as described in
            Note 7. Options are granted at the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

         xviii) Use of estimates

            The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Hummingbird Ltd.
Notes to the Consolidated Financial Statements




2.   ACQUISITIONS AND DIVESTITURES

     Fiscal Year 2001

     On July 23, 2001 the Company acquired 100% of the issued and outstanding shares of PeopleDoc Limited ("PeopleDoc"). The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

    Net assets acquired, at assigned value:
      Current assets                                                $       11
      Other non-current assets                                              57
        Liabilities                                                    (10,248)
      Intangibles:
        Non-competition agreements                                         613
            Acquired technology                                          9,843
        Goodwill                                                        13,407
    ----------------------------------------------------------------------------
                                                                    $   13,683
    ============================================================================

    Consideration given:
      Cash                                                          $   12,766
      Transaction and integration costs                                    917
    ----------------------------------------------------------------------------
                                                                    $   13,683
    ============================================================================

             Immediately after the acquisition the Company repaid PeopleDoc's bank loans of $5,847.

     The following table provides a summary of the integration costs relating to the acquisition:

                                          Employee Costs    Other        Total
    ----------------------------------------------------------------------------
    Integration costs on acquisition      $      284    $     121    $     405

    Amounts incurred in 2001                    (244)           -         (244)
    ----------------------------------------------------------------------------
    Balance as at September 30, 2001              40          121         (161)
    Amounts incurred in 2002                     (40)        (105)        (145)
    ----------------------------------------------------------------------------
    Balance as at September 30, 2002       $            $      16    $      16
    ============================================================================

     The balance remaining at September 30, 2002 relates to office closure costs that will be incurred by March 31, 2003.

     In addition, included in total costs of $917 are transaction costs of $512 incurred relating to the acquisition.




3.   CASH AND SHORT-TERM INVESTMENTS

     Cash and cash equivalents includes highly liquid investments having an original term to maturity of 90 days or less. At September 30, 2002, this balance includes nil (2001 - $50,394) invested in a mutual fund.


     As at September 30, 2002 the Company had $23,171 (2001 - nil) in short-term investments having an original term to maturity of greater than 90 days. Short-term investments were invested primarily in commercial paper, none of which had a maturity date greater than six months, and the market value of these investments approximated cost. There were no sales of short-term investments during the year.

Hummingbird Ltd.
Notes to the Consolidated Financial Statements


4.   FIXED ASSETS

                                                         2002                                      2001
                                     --------------------------------------------- --------------------------------------------
                                                     Accumulated      Net Book                    Accumulated      Net Book
                                          Cost      Depreciation       Value          Cost       Depreciation       Value
                                     ------------- ---------------- -------------- ------------ ---------------- --------------
      Land and buildings             $   3,803      $     1,014     $    2,789     $   4,867      $      890     $     3,977
      Laboratory equipment              33,582           26,616          6,966        29,624          22,636           6,988
      Furniture and fixtures             7,096            6,006          1,090         6,908           5,022           1,886
      Leasehold improvements             2,979            1,783          1,196         2,872           1,492           1,380
      ------------------------------ ------------- ---------------- -------------- ------------ ---------------- --------------
                                      $ 47,460        $  35,419     $   12,041     $  44,271      $   30,040     $    14,231
      =========================================================================================================================




5.    INTANGIBLES

                                               2002                           2001
                      ---------------------------------------------------------------
                                Accumulated Net Book            Accumulated Net Book
                        Cost    Amortization  Value     Cost    Amortization Value
                      ---------------------------------------------------------------
    Goodwill          $ 101,631    50,378     51,253    101,631    40,509     61,122
    Acquired
    technology        $ 132,812    76,583     56,229    132,812    56,630     76,182
    Other intangibles
                      $  42,600    21,379     21,221     42,600    14,824     27,776
    ---------------------------------------------------------------------------------
                      $ 277,043   148,340    128,703    277,043   111,963    165,080
    =================================================================================


     In accordance with its accounting policy on intangibles, the Company regularly reviews the carrying value of intangibles to determine recoverability. During the current and previous year, no amounts were written off.


6.  OTHER LONG-TERM LIABILITIES


     Other long-term liabilities as at September 30, 2002 include the unamortized balance of lease inducements of $474 (2001 - $589).


     Other long-term liabilities as at September 30, 2002 also include capital lease obligations of $74 (2001 -$73). These obligations are secured by specific computer, furniture and telephone equipment.


     During the year ended September 30, 2002, interest on capital lease obligations was $21 (2001 - $24).

Hummingbird Ltd.
Notes to the Consolidated Financial Statements



7. SHARE CAPITAL


     Authorized

     Unlimited number of common shares, no par value.

     Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

     Issued and Outstanding


                                                              Common Shares
                                                        -----------------------
                                                          Issued         $
    ---------------------------------------------------------------------------
    Balance as at September 30, 2000                    18,330,346  $ 206,408
    Shares repurchased and cancelled                      (204,400)    (2,143)
    Stock options exercised during fiscal 2001 under
    the ESOP                                               174,429      3,753
    ---------------------------------------------------------------------------
    Balance as at September 30, 2001                    18,300,375    208,018
    Shares repurchased and cancelled                             -          -
    Stock options exercised during fiscal 2002 under         7,063        119
    the ESOP
    ---------------------------------------------------------------------------
    Balance as at September 30, 2002                    18,307,438   $ 208,137
    ---------------------------------------------------------------------------

     Share Issuances

     During the year, 7,063 common shares were issued pursuant to the Employee Stock Option Plan for proceeds of $119 (2001 - 174,429 for $3,753).

     Share Repurchase Program

     On November 9, 2000, the Company received approval to commence a normal course issuer bid ("Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange and the NASDAQ Market Site. The Bid commenced on November 14, 2000 and was to terminate on the earlier of November 13, 2001 or the date on which a total of 1,000,000 shares had been repurchased pursuant to the Bid. The Bid terminated on November 13, 2001 and the total number of shares repurchased and subsequently cancelled was 204,400.

     During the year ended September 30, 2002, the Company did not repurchase any shares under the Bid. For the year ended September 30, 2001, the Company repurchased and cancelled 204,400 shares at an average price of $17.88 per share for a total consideration of $3,655, which has been applied to reduce share capital and retained earnings by $2,143 and $1,512, respectively.

     Subsequent to the year end, on October 24, 2002 the Company announced that it had received approval to commence a normal course issuer bid for up to 1,000,000 of its common shares. The Bid is to be conducted at prevailing market prices on the Toronto Stock Exchange or NASDAQ Market Site, and all shares purchased under the Bid will be cancelled. The Bid will commence on October 29, 2002 and will terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares have been repurchased pursuant to the Bid.

     Employee Stock Option Plan

     The Company's current stock option plan, the 1996 Employee Stock Option Plan ("1996 ESOP"), has been in effect since January 1996 and was approved by the Shareholders at the Company's annual and special meeting on March 19, 1996 (amended March 25, 1997 and further amended effective May 14, 1999, September 1999, March 23, 2000, and March 23, 2001). This
     plan replaced the 1993 Employee Stock Option Plan, which had been in effect since July 1993. Under the 1996 ESOP, the Company has, pursuant to Shareholders' approval, progressively increased the number of shares available for issue. At September 30, 2002, 5,286,596 common shares were reserved for issuance under the ESOP.

     The following table is a summary of stock options granted, exercised and cancelled in the last two years:

                                                             Number          Range of               Weighted Average
                                                         Of Options      Exercise Prices *           Exercise Price *
      ------------------------------------------------ --------------- ----------------------- --------------------------

       Outstanding as at October 1, 2000                  2,765,279     $  14.62   -   $ 44.34        $  30.57

           Granted                                          384,550        17.10   -     30.55           21.63

           Exercised                                       (174,429)       14.62   -     30.55           21.00

           Cancelled                                       (751,767)       14.62   -     44.34           31.27

      ------------------------------------------------ --------------- ----------------------- --------------------------

       Outstanding as at September 30, 2001               2,223,633        14.62   -     44.34           29.54

           Granted                                          781,300        15.41   -     20.34           16.93

           Exercised                                         (7,063)       14.62   -     21.42           16.76

           Cancelled                                                        14.62  -     44.34           30.14
                                                           (199,858)
      ------------------------------------------------ --------------- ----------------------- --------------------------

       Outstanding as at September 30, 2002               2,798,012    $   14.62  -  $ 44.34         $   26.00
      ===================================================================================================================



       The following stock options have been granted and remain outstanding at September 30, 2002:

                                             Options Outstanding                               Options Exercisable

            Range of             Number     Weighted Average     Weighted Average       Number     Weighted Average
        Exercise Prices *     Of Options     Exercise Price*      Remaining Life     of Options      Exercise Price*
                                                                     in Years
      ---------------------- ------------- -------------------- ------------------- -------------- ------------------
        $ 14.62 - $ 17.99       867,922          $ 15.97                4.7             204,039        $  16.00

          18.72 -   22.89       788,156            20.83                3.6             405,472           21.11

          24.82 -   29.18       272,987            27.00                1.3             257,187           26.91

          29.82 -   33.60       247,431            30.88                3.2             166,081           31.04

          37.19 -   44.34       621,516            44.19                3.6             414,343           44.19

      ---------------------- ------------- -------------------- ------------------- -------------- ------------------
                              2,798,012          $ 26.00               3.7            1,447,122        $  29.17
      ===============================================================================================================


   * - The exercise price is based on the closing sale price as per the Toronto Stock Exchange, which is in Canadian dollars. This value has been converted to U.S. dollars based on the exchange rate on September 30, 2002.

      One third of such options become exercisable on each of the three anniversaries after the respective date of grant. Options are exercisable for six years after their date of grant.

Hummingbird Ltd.
Notes to the Consolidated Financial Statements



8.   INCOME TAXES




     The reconciliation of income taxes computed at the Canadian statutory tax rate to the Company's effective income tax rate is as follows:

                                                                      2002     2001
    ----------------------------------------------------------------------------------
    (Loss) income before income taxes                              $ (1,756)  $ 215
    ----------------------------------------------------------------------------------
    Combined basic Federal and Provincial income taxes at 39.52%
    (42.75% - 2001)                                                    (694)      92
    Increase (decrease) resulting from:
      Foreign rate differences                                         (823)  (2,939)
      Non-deductible amortization of intangibles                      4,541    5,117
      Effects on future income taxes from increases (reductions)
         in income tax rate                                             874   (8,827)
      Non-deductible amounts                                            840    1,386
      Other                                                             (96)   1,342
    ----------------------------------------------------------------------------------
    Income tax expense (recovery)                                   $ 4,642  $(3,829)
    ==================================================================================


     The income tax expense (recovery) is made up of the following components:


                                                                      2002     2001
    ----------------------------------------------------------------------------------
    Current income tax expense                                     $ 17,033 $ 14,161
    Future tax recovery (provision) relating to:
       Temporary differences                                        (13,523)  (9,421)
       Loss carry-forwards                                              258      258
       Increase (reduction) in income tax rate                          874   (8,827)
    ----------------------------------------------------------------------------------
    Income tax expense (recovery)                                     4,642   (3,829)
    ==================================================================================


Hummingbird Ltd.
Notes to the Consolidated Financial Statements


     The Company's future tax assets and liabilities as at September 30, 2002 and September 30, 2001 consisted of the following:

                                                                2002      2001
    ------------------------------------------------------------------------------
    Future tax assets
       Loss carry-forwards                                   $ 1,418     $ 1,850
       Tax value of fixed assets in excess of
         net book  value                                       2,315       2,190
       Expenses not currently deductible for tax purposes      4,294       1,703
       Share issue costs                                         424         643
       Other                                                      77           -
    ------------------------------------------------------------------------------
                                                               8,528       6,386
    ------------------------------------------------------------------------------

    Future tax liabilities
      Net book value of identifiable intangible assets in
      excess of tax bases                                    (25,898)    (35,405)
      Prepaid expense deducted for tax purposes                  -          (513)
      Other                                                     (162)       (171)
    ------------------------------------------------------------------------------
                                                             (26,060)    (36,089)
    ------------------------------------------------------------------------------
    Future income taxes                                    $ (17,532)   $(29,703)
    ==============================================================================

     As of September 30, 2002 the Company has tax losses of approximately $15,845 available to reduce future years' income for tax purposes. These losses, shown by country of origin, expire as follows:

                         Canada           USA     United Kingdom    Total

     2006                 2,715              -            -        2,715
     2009                     -            363            -          363
     2010                     -          1,158            -        1,158
     Indefinite               -              -        11,609       11,609
    ----------------------------------------------------------------------
                          2,715          1,521        11,609       15,845
    ======================================================================

     The Company acquired PeopleDoc on July 23, 2001 (Note 2). PeopleDoc had $11,609 in tax losses available to reduce future taxable income. The income tax benefits relating to these losses were not recorded as it is not certain that PeopleDoc will realize the benefit. If the tax benefit is realized, the amount will be charged to goodwill.


9.   RESTRUCTURING AND OTHER CHARGES

     During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, the Board considered the changing market conditions, which have impacted the Company's sales and profitability since the beginning of 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made.

Hummingbird Ltd.
Notes to the Consolidated Financial Statements


      As a result of this review, restructuring and other charges of $7,324 were recorded in the quarter ended December 31, 2001.

      o     Restructuring charges of $5,579 included:

            - employee separation costs of $4,083 associated with 206 separations, of whom 200 had been terminated by September 30, 2002.

            - charges of $1,307 relating to the discontinuance of certain non-core product lines, including write down of assets related thereto.

             - facility closure costs of $189, relating to a reduction in office space and related overheads.

      o     Other charges of $1,745 include:

            - asset write-downs of $250, relating to the write down of furniture, fixtures and equipment.

            - other costs of $1,495 for contract settlements and the write off of an amount receivable.

     The following table provides a summary of restructuring costs:

                                                            Employee      Discontinuance     Redundant
                                                              costs        of non-core       Premises        Total
                                                                             products
      --------------------------------------------------- -------------- ----------------- -------------- ------------

       Restructuring charge                               $    4,083      $    1,307           $      189     5,579

       Amounts incurred/paid in 2002                          (3,697)              -                 (142)   (3,839)

       Asset write downs                                           -          (1,157)                   -    (1,157)
      --------------------------------------------------- -------------- ----------------- -------------- ------------
      Balance, September 30, 2002                         $      386      $      150           $       47 $     583
      ================================================================================================================


10.  EARNINGS PER COMMON SHARE

     Basic earnings per share have been calculated based on the weighted average number of common shares without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of shares plus dilutive common share equivalents outstanding which, in the Company's case, consist entirely of stock options.

     The following is a reconciliation of shares used in the calculation:

    (thousands of shares)                                        2002      2001
    ----------------------------------------------------------------------------
    Weighted average number of basic shares outstanding        18,305    18,382
    Incremental shares to be issued if stock options "in
      the money" are exercised                                      -       272
    ----------------------------------------------------------------------------
    Weighted average number of diluted shares outstanding      18,305    18,654
    ============================================================================


     For the year ended September 30, 2002, 1,930,090 options to purchase shares were excluded in the diluted share calculation because they were anti-dilutive for earnings per share purposes.

Hummingbird Ltd.
Notes to the Consolidated Financial Statements


11.  COMMITMENTS AND CONTINGENCIES

     The Company has entered into agreements related to operating leases for premises, automobiles and equipment and has made commitments for charitable donations requiring payments as follows:

     2003                                                         $      7,473
     2004                                                                5,756
     2005                                                                4,438
     2006                                                                3,237
     2007                                                                2,409
     Thereafter                                                          6,707
    ---------------------------------------------------------------------------
                                                                  $     30,020
    ===========================================================================


     The Company is subject to various claims and proceedings which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is expected not to have a material adverse effect on the financial position of the Company or its results of operations.


12.  FINANCIAL INSTRUMENTS

     Off-balance sheet risk

     The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or forward market to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these counterparts. As at September 30, 2002, the Company had no foreign exchange contracts outstanding.

     Concentration of credit risk

     Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at September 30, 2002 were invested in high quality money market instruments purchased through major Canadian chartered banks and financial institutions. Short-term investments at September 30, 2002 were invested primarily in commercial paper.

     The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

     Fair value of financial instruments

     The carrying values of the Company's financial instruments, including cash, cash equivalents, short-term investments, accounts receivable, unbilled receivables, long-term debt, capital lease obligations, other liabilities, accounts payable and accruals approximate fair value due to their short-term nature.

Hummingbird Ltd.
Notes to the Consolidated Financial Statements


13.  SEGMENT INFORMATION

     The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Connectivity (formerly known as Host Access and Network Connectivity), and (ii) Hummingbird Enterprise (formerly known as Enterprise Information Portal Solutions). Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, collaboration, data integration and business intelligence.

     Sales by product line

                                                          2002       2001
    ---------------------------------------------------------------------------
    Connectivity                                          $  73,374   $  91,206
    Hummingbird Enterprise                                  107,026     116,756
    ---------------------------------------------------------------------------
                                                          $ 180,400   $ 207,962
    ---------------------------------------------------------------------------

    Sales and long-lived assets by country of origin

    September 30, 2002

                                              U.S.A           Canada         Europe       Asia Pacific     Consolidated
      --------------------------------------- -------------- --------------- -------------- --------------- -- ----------------
      Sales                                  $ 101,272       $ 15,008       $ 57,320         $ 6,800           $    180,400
      ======================================================================================================================

      Fixed and other assets                 $   5,322       $  8,162       $  1,982         $   376           $     15,842
      Intangibles                                                                                                   128,703
      ------------------------------------ -------------- --------------- -------------- --------------- -- ----------------
      Total long-lived assets                                                                                  $    144,545
      ======================================================================================================================


      September 30, 2001
                                               U.S.A          Canada          Europe       Asia Pacific       Consolidated
      ------------------------------------ -------------- --------------- -------------- -----------------------------------
      Sales                                  $ 121,244       $ 19,422       $ 62,391         $ 4,905           $ 207,962
      ------------------------------------ -------------- --------------- -------------- -----------------------------------

      Fixed and other assets                 $   4,633       $   9,327      $   2,174        $   485           $  16,619
      Intangibles
                                                                                                                 165,080
      ------------------------------------ -------------- --------------- -------------- -----------------------------------
      Total long-lived assets                                                                                 $  181,699
      ======================================================================================================================

     It is impracticable to allocate intangibles by country of origin.



     Geographical distribution of sales by customer location was approximately as follows:

                                                      2002            2001
     ---------------------------------------- ---------------- ----------------

      U.S.A                                         $ 101,470       $ 120,498
      Europe                                           55,253          61,055
      Canada                                            9,950          11,633
      Others                                           13,727          14,776
      --------------------------------------- ---------------- ----------------
                                                    $ 180,400       $ 207,962
      =========================================================================

Hummingbird Ltd.
Notes to the Consolidated Financial Statements


14.  UNITED STATES ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects applicable to the Company with those in the United States ("U.S. GAAP") during the periods presented except with respect to the following:

     a) For Canadian GAAP, the acquisition of Andyne, on January 5, 1998, was accounted for by the purchase method. Under U.S. GAAP, it was accounted for using the pooling of interests' method. For U.S. GAAP, the Company's consolidated financial statements for all periods prior to the acquisition were restated to include the financial statements of Andyne.

     b) Under Canadian GAAP, there is no requirement to record compensation on the issue of stock options to employees, consultants or directors. Under U.S. GAAP, compensation would be accrued at the date of granting of the options calculated as the difference between the market price and exercise price of the underlying common share at the date of the grant. This amount accrues over the periods of required service. For the years ended September 30, 2002 and 2001, all options were granted based upon then prevailing market prices and compensation related to stock options was nil. Additional paid in capital, a component of shareholders' equity, would be increased by $3,510 at September 30, 2002 and 2001 as a result of cumulative compensation relating to prior years.

     c) In accordance with Canadian GAAP, it is the Company's policy to capitalize and amortize acquired research and development. Under U.S. GAAP, acquired in-process research and development is expensed net of the benefit of tax loss carryforwards. For the years ended September 30, 2002 and 2001, acquired in-process research and development expensed under U.S. GAAP was nil and $2,108, respectively.

         The difference in income tax expense (recovery) is related to the policy on in-process research and development expenditures.

     d) The following table reconciles consolidated net income for the periods reported in the accompanying consolidated statements of income with that which would have been reported had the consolidated financial statements been presented in accordance with U.S. GAAP:

                                                                                         2002            2001
         -------------------------------------------------------------------------- --------------- ---------------
         Net (loss) income                                                           $   (6,398)      $   4,044
         Adjustments:
            Amortization of intangibles                                                   6,548           6,130
            In-process research and development                                               -          (2,108)
             Income tax expense (recovery)                                               (3,064)         (4,409)
         -------------------------------------------------------------------------- --------------- ---------------
         Net (loss) income in conformity with U.S. GAAP                              $   (2,914)      $   3,657
         ==========================================================================================================

         Basic (loss) earnings per common share under U.S. GAAP                      $    (0.16)      $   0.20
         ==========================================================================================================

         Diluted (loss) earnings per common share under U.S. GAAP                    $    (0.16)      $   0.20
         ==========================================================================================================

         Basic earnings per common share is determined using the weighted average number of shares outstanding during the years. Diluted earnings per common share reflect the dilutive effects of the common share options outstanding at the end of the periods.

Hummingbird Ltd.
Notes to the Consolidated Financial Statements


     e) In accordance with Canadian GAAP, the Company translated all historical figures, previously reported in Canadian dollars to September 30, 1996, to U.S. dollars at the rate in effect on September 30, 1996. Under U.S. GAAP, the translation method requires that all monetary amounts on the balance sheet be translated at the rate in effect on the balance sheet date, all non-monetary items at historic rates and all income statement items at the rate in effect on the date of the respective transaction. This resulted in a reduction of shareholders' equity due to cumulative translation adjustments of $930.

     f) The following table indicates the items in the balance sheet that would be affected had the financial statements been prepared in accordance with U.S. GAAP. The amounts would be as follows:

                                                              2002      2001
      --------------------------------------------------------------------------

      Intangibles                                          $147,289   $177,118
      Deferred income tax liabilities                        13,908     23,015
      Share capital                                         171,040    170,921
      Additional paid-in capital                              3,510      3,510
      Retained earnings                                      98,864    101,778
      Accumulated other comprehensive loss (cumulative
      translation adjustments)                                 (930)      (930)

                                                                Document No. 3

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Year ended September 30, 2002

Hummingbird Ltd.



Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Fiscal year ended September 30, 2002 compared to fiscal year ended September 30, 2001

Forward-Looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.


Overview

This MD&A should be read in conjunction with the Company's audited consolidated financial statements and notes. The Company reports its audited consolidated financial statements in U.S. dollars and in accordance with both U.S. and Canadian generally accepted accounting principles (GAAP). The consolidated U.S. and Canadian GAAP financial statements are included in the Annual Report to Shareholders.

The Company develops, manufactures and markets enterprise software solutions, with a strategic focus on the Hummingbird Enterprise product family (formerly known as Enterprise Information Portal Solutions). The Company currently generates more than half of its revenue from the sale of applications that integrate into the Hummingbird Enterprise product family, specifically, document and content management, collaboration, data integration and business intelligence software. Connectivity (formerly known as Host Access and Network Connectivity) software sales comprise the balance.

Hummingbird Ltd.



Financial Condition and Results of Operations In Accordance With Canadian GAAP

Fiscal Years ended September 30                     2002                           2001                % change
(U.S. dollars in thousands)                                                                            from fiscal
--------------------------------------------------------------------------------------------------
                                              Actual     % of Sales         Actual     % of Sales      to   2001
                                                                                                            2002
                                              ----------------------        ----------------------     -------------
Sales                                       $    180,400       100%       $    207,962        100%          (13.3%)
Cost of sales                                     16,085       8.9%             19,516        9.4%          (17.6%)
--------------------------------------------------------------------------------------------------------------------
Gross profit                                     164,315      91.1%            188,446       90.6%          (12.8%)
--------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                             76,894      42.6%             94,481       45.4%          (18.6%)
  Research and development                        27,508      15.2%             39,716       19.1%          (30.7%)
  General and administration                      20,198      11.2%             21,991       10.6%           (8.2%)
  Restructuring and other charges                  7,324       4.1%               -             0%            N.M. *
  Amortization of intangibles                     36,377      20.2%             35,421       17.0%            2.7%
Total expenses                                   168,301      93.3%            191,609       92.1%          (12.2%)
--------------------------------------------------------------------------------------------------------------------
Loss before the undernoted                        (3,986)     (2.2%)            (3,163)      (1.5%)          26.0%
Interest and other income, net                     2,230       1.2%              3,378        1.6%          (34.0%)
--------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                 (1,756)     (1.0%)               215        0.1%         (916.7%)
Income tax expense (recovery)                      4,642       2.6%             (3,829)      (1.8%)         221.2%
--------------------------------------------------------------------------------------------------------------------
Net (loss) income                           $     (6,398)     (3.5%)      $      4,044        1.9%         (258.2%)
====================================================================================================================

* N.M. - not meaningful


Results of Operations
Sales for fiscal 2002 were $180.4 million, which was 13.3% less than fiscal 2001 sales of $208.0 million. Loss before income taxes for fiscal 2002 was $1.8 million compared to an income before income taxes of $0.2 million for fiscal 2001, principally as a result of the decrease in sales offset by the decrease in total expenses. Net loss for the fiscal year was $6.4 million compared to net income of $4.0 million in fiscal 2001, representing a decrease of $10.4 million, principally as a result of the lower level of sales, and expenses mentioned above, as well as an $8.5 million increase in income tax expense in fiscal 2002 compared to fiscal 2001. Income tax expense is discussed below.

Diluted loss per share for the current year was $0.35 compared to diluted earnings per share of $0.22 for last year.

Sales
The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The Company's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

The Company derives its revenue from two principal product families:
Connectivity and Hummingbird Enterprise. Connectivity is the Company's legacy business. Hummingbird Enterprise primarily encompasses the Company's document and content management, collaboration, data integration and business intelligence software.

Total sales decreased by 13.3% to $180.4 million in fiscal 2002 compared to $208.0 million in fiscal 2001. The reduction in sales compared to 2001 results can be attributed to the continued adverse economic conditions impacting the software industry. Current economic weakness may continue to impact future revenues.

Hummingbird Ltd.


The sales from the Company's two product families were:

                                                          % change
($US millions)                           2002   2001      from 2001
--------------------------------------------------------------------
Connectivity                           $  73.4   $  91.2   (19.5%)
Hummingbird Enterprise                   107.0     116.8    (8.4%)
--------------------------------------------------------------------
                                       $ 180.4   $ 208.0   (13.3%)
====================================================================

Connectivity sales totaling $73.4 million in fiscal 2002 represents a decline of 19.5% from $91.2 million in fiscal 2001. Downsizing activity within the Company's extensive customer base as a result of the current economic weakness has significantly impacted Connectivity sales. Sales of the Company's Hummingbird Enterprise product family are also being affected by the current economic weakness although not to the same extent as Connectivity. Hummingbird Enterprise sales decreased by $9.8 million or 8.4% to $107.0 million in fiscal 2002 compared to fiscal 2001.

Cost of Sales
Cost of sales fall into three broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; and production costs, including product media, duplication, manuals and packaging. Cost of sales decreased to $16.1 million in fiscal 2002 compared to $19.5 million in fiscal 2001 principally as a result of lower sales. As a percentage of sales, cost of sales at 8.9% were lower than the 9.4% in fiscal 2001, principally as a result of the Company's restructuring and rationalization efforts.

Gross Profit
Gross profit decreased by 12.8% or $24.1 million to $164.3 million in fiscal 2002 compared to $188.4 million in fiscal 2001. Gross profit was 91.1% of sales in fiscal 2002, slightly higher than the 90.6% in fiscal 2001.

Sales and Marketing Expenses
Sales and marketing expenses consist of personnel costs, facilities costs, travel costs and marketing activities in the form of advertising, promotions and trade shows. Sales and marketing expenses of $76.9 million were 42.6% of sales in fiscal 2002, compared to $94.5 million or 45.4% of sales in fiscal 2001. The significant decline in the sales and marketing expenses principally results from the Company's restructuring and cost rationalization efforts enacted due to adverse economic conditions.

Research and Development Expenses

Research and development expenses include personnel and equipment costs required to develop and to support the Company's products. In addition, it includes facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or prior fiscal year. The Company believes that significant investments in research and development are required to remain competitive. Research and development expenses in fiscal 2002 of $27.5 million decreased by 30.7% from the $39.7 million in fiscal 2001, principally as a result of the restructuring and cost rationalization efforts and the recognition of investment tax credits of $7.5 million. Research and development expenses were 15.2% of sales in the current fiscal year down from 19.1% of sales last fiscal year.


General and Administration Expenses
General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. In fiscal 2002, general and administration expenses decreased by 8.2% to $20.2 million, compared to $22.0 million in fiscal 2001. As a percentage of sales, they were 11.2% of sales in fiscal 2002, up from 10.6% in fiscal 2001 due to the lower level of sales.

Hummingbird Ltd.


Restructuring and Other Charges
During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, the Board considered the changing market conditions that have impacted the Company's sales and profitability since the beginning of calendar 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made. As a result of this review, restructuring and other charges of $7.3 million were recorded in fiscal 2002, of which restructuring costs of $0.6 million are still to be incurred as detailed in the current fiscal year's notes to the audited consolidated financial statements. No restructuring and other charges were recorded in fiscal 2001.

Amortization of Intangibles
The amortization of intangibles expense consists of amortization of the goodwill and other intangibles acquired between 1999 and 2001. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles increased to $36.4 million in fiscal 2002 from $35.4 million in fiscal 2001. The increase is principally as a result of amortization of other intangibles related to the PeopleDoc Limited acquisition in July 2001.

The Company will adopt the new Canadian accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after January 1, 2002. The adoption of Section 3062 eliminates the amortization of goodwill and intangible assets with indefinite lives, but will require an annual test for impairment. For the year ended September 30, 2002 $9.9 million (2001 - $9.9 million) of the above amortization was attributable to assets whose lives will be considered indefinite under this new standard.

Interest and Other Income, Net
Other income is primarily the net amount of interest income and expense. Other income decreased by 34.0% to $2.2 million in fiscal 2002 compared to $3.4 million in fiscal 2001. As a percentage of sales, other income was 1.2% in fiscal 2002 down from 1.6% in fiscal 2001. The decrease in other income is principally due to the significant decrease in interest earned on the Company's cash investments as a result of decreased interest rates.

Income Tax Expense
The Company had a tax expense for accounting purposes of $4.6 million in fiscal 2002 on a loss before income taxes of $1.8 million compared to an income tax recovery for accounting purposes of $3.8 million in fiscal 2001 on income before income taxes of $0.2 million. Although there is a loss before income taxes for accounting purposes in the current year, the non-deductibility of the amortization of intangibles arising from acquisitions results in taxable income. In addition, there was an increase in the tax expense resulting from the recognition of the impact of income tax rate increases on the future tax balances set up at previous rates. The prior year income tax recovery was primarily the result of future taxes, which were historically set up at tax rates then effective, being recalculated at then current rates. This tax recovery was offset to a certain extent by the non-deductibility of amortization of the intangible expenses, which results in a higher taxable income than the $0.2 million of income before taxes shown in the income statement.

Liquidity and Capital Resources

                                          (U.S. dollars in thousands)
                                         -------------------------------
                                           2002     Percent      2001
                                                     Change
------------------------------------------------------------------------
Working capital                           123,634     17.7%     105,027
Cash and cash equivalents, and            119,724     28.0%      93,503
short-term investments
Net cash provided by operating             29,594    (26.4%)     40,206
activities
Net cash used for investing activities    (26,549)    43.4%     (18,518)
Net cash provided by (used in)                 5     100.1%      (7,195)
financing activities


The Company had cash and cash equivalents of $96.6 million as at September 30, 2002 compared to $93.5 million as at September 30, 2001.

Hummingbird Ltd.


The Company had an operating cash inflow of $29.6 million during fiscal 2002 compared to $40.2 million during fiscal 2001. In fiscal 2002, the Company invested $23.2 million in short-term investments; no short-term investments were recorded in fiscal 2001. In the fourth quarter of fiscal 2001, the Company acquired PeopleDoc Limited, a UK-based software developer, for a total cash outlay of $12.8 million, excluding the debt repayment of $5.8 million noted below. Capital expenditures, net of dispositions, in fiscal 2002 of $4.3 million are down from $5.8 million in fiscal 2001. These expenditures consisted primarily of procurement of computer hardware and software, and fixed assets such as leasehold improvements, furniture and office equipment. In fiscal 2002, the Company also realized $0.9 million from the sale of land acquired as part of the PC DOCS acquisition.

In fiscal 2001, long-term debt of $5.8 million was repaid related to PeopleDoc's debt that was repaid by the Company upon its acquisition, no long-term debt was repaid in fiscal 2002. In fiscal 2002, the Company repaid other long-term liabilities of $0.1 million compared to $1.4 million repayment in fiscal 2001. In the current fiscal, no shares were repurchased, however, in fiscal 2001, the Company repurchased and cancelled 204,400 of its own shares at a cost of $3.7 million. In fiscal 2002, the Company received $0.1 million from employees exercising their stock options, compared to receiving $3.8 million in fiscal 2001.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for fiscal 2003.

Hummingbird Ltd.


OUTLOOK, RISKS AND UNCERTAINTIES THAT COULD AFFECT FUTURE RESULTS

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

o   identifying underserved segments of the market;

o   developing products that solve a prevalent business problem;

o communicating the value proposition of its products to the appropriate audience;

o   effectively combining direct and partner-influenced distribution; and

o ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global economic slowdown

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast the current and future quarter's revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management of Growth and Integration of Acquisitions

Over the past several years, the Company has experienced substantial growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

Hummingbird Ltd.


The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in stock price
The market price of the Company's Common Shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter.

Foreign currency risk
The Company operates internationally; accordingly, a portion of our financial resources is held in currencies other than the United States dollar. Our policy with respect to foreign currency exposure is to manage financial exposure to certain foreign exchange fluctuations and to attempt to neutralize the impact of foreign exchange movements where possible.

Environment and market risk
Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 40% of its revenues from its Connectivity family of products, which the Company holds at least a 70% market share. The growth opportunities therefore could be limited in this business segment. On the other hand, the Company is a pioneer in the Hummingbird Enterprise family of products market, which is an evolving business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

Potential fluctuations in quarterly operating results The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual property rights
The Company operates in an international environment with approximately 38% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel significance
The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

                                  FORM 40-F


Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

Internal Controls

Since the most recent evaluation of the Registrant's internal controls, there have not been any significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

The design of the Registrant's system of controls and procedures is based, in part, upon assumptions about the likelihood of future events. There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

Non-Audit Services

The aggregate fees billed by the Registrant's auditor for non-audit services for the fiscal year ended September 30, 2002 was $379,000.00 USD.

   Financial Information Systems Design and Implementation Fees

The Registrant's auditor did not render any professional services to the Registrant for the fiscal year ended September 30, 2002 with respect to financial information systems design and implementation.

   All Other Fees

The aggregate fees billed by the Registrant's auditor for all non-audit services rendered for the fiscal year ended September 30, 2002 other than with respect to financial information systems design and implementation was $379,000.00 USD. Professional services provided included quarterly financial statement reviews, income tax work, and financial system conversion review.


                UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

      A.  Undertaking

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

      B.  Consent to Service of Process

      The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares.

                                   EXHIBITS


      The following exhibits are filed as part of this report:

      Exhibit                      Title
      Number


        1.            Consent of Deloitte & Touche LLP
        2. Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURE

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                          HUMMINGBIRD LTD.


February 18, 2003                         By: /s/ Inder P.S. Duggal
                                              --------------------------
                                          Title: Chief Financial Officer


                                 Certification
           Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Fred Sorkin, certify that:

1.       I have reviewed this annual report on Form 40-F of Hummingbird Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date: February 18, 2003          /s/ Fred Sorkin
                                          -----------------------------------
                                          By:    Fred Sorkin
                                          Title: Chief Executive Officer


I, Inder P.S. Duggal, certify that:

1.       I have reviewed this annual report on Form 40-F of Hummingbird Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


      Date: February 18, 2003             /s/ Inder P.S. Duggal
                                          -----------------------------------
                                          By:    Inder P.S. Duggal
                                          Title: Chief Financial Officer

                                 EXHIBIT INDEX


                                                                    Sequential
      Number      Document                                         Page Number


         1.       Consent of Deloitte & Touche LLP......................
         2.       Certification  of CEO and CFO Pursuant to Section 906
                  of the Sarbanes-Oxley Act of 2002.....................

                                                                     Exhibit 1







Consent of Independent Accountants


We hereby consent to the inclusion of our report dated October 24, 2002, appearing in this Annual Report on Form 40-F of Hummingbird Ltd. for the year ended September 30, 2002.


/s/ Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
February 18, 2003

                                                                     Exhibit 2



                         Certification of CEO and CFO
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Hummingbird Ltd. (the "Company") on Form 40-F for the year ended September 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Fred Sorkin, as Chief Executive Officer of the Company, and Inder P.S. Duggal, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

  (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/ Fred Sorkin
-----------------------
Fred Sorkin
Chief Executive Officer
February 18, 2003


/s/ Inder P.S. Duggal
-----------------------
Inder P.S. Duggal
Chief Financial Officer
February 18, 2003

This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.